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                                                                  EXECUTION COPY



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                          AGREEMENT AND PLAN OF MERGER

                            dated as of July 12, 2000

                                  by and among

                            PAINE WEBBER GROUP INC.,

                                     UBS AG

                                       and

                         NEPTUNE MERGER SUBSIDIARY, INC.



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                                TABLE OF CONTENTS

SECTION                                                                                                          PAGE
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                                    RECITALS

                                    ARTICLE I

                       CERTAIN DEFINITIONS; INTERPRETATION

         1.01     Certain Definitions.............................................................................2

                                                     ARTICLE II

                                                     THE MERGER

         2.01     The Merger.....................................................................................12
         2.02     Effective Time.................................................................................13
         2.03     Closing........................................................................................13
         2.04     Reservation of Right to Revise Structure.......................................................13

                                                    ARTICLE III

                                              CONSIDERATION; EXCHANGE

         3.01     Merger Consideration...........................................................................14
         3.02     Rights as Stockholders; Stock Transfers........................................................17
         3.03     Fractional Shares..............................................................................17
         3.04     Exchange Procedures............................................................................17
         3.05     Anti-Dilution Adjustments......................................................................20
         3.06     Options; Other Equity-Based Awards.............................................................20
         3.07     Dissenting Stockholders........................................................................21

                                                     ARTICLE IV

                                         ACTIONS PENDING THE EFFECTIVE TIME

         4.01     Forbearances of the Company....................................................................22
         4.02     Forbearances of Parent.........................................................................24

                                                     ARTICLE V

                                           REPRESENTATIONS AND WARRANTIES

         5.01     Disclosure Schedules...........................................................................25
         5.02     Standard.......................................................................................26
         5.03     Representations and Warranties of the Company..................................................26
         5.04     Representations and Warranties of Parent and the Merger Subsidiary.............................37

                                                     ARTICLE VI

                                                     COVENANTS

         6.01     Reasonable Best Efforts........................................................................42
         6.02     Registration Statement.........................................................................42
         6.03     Parent Documents...............................................................................43
         6.04     Stockholder Meetings...........................................................................44
         6.05     Publicity......................................................................................44
         6.06     Access; Information............................................................................45

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
SECTION                                                                                                       PAGE

         6.07     Acquisition Proposals..........................................................................45
         6.08     Regulatory Applications; Consents..............................................................47
         6.09     Employee Matters...............................................................................47
         6.10     Notification of Certain Matters................................................................50
         6.11     Indemnification; Directors' and Officers' Insurance............................................50
         6.12     Stock Exchange Approvals.......................................................................52
         6.13     Dividends......................................................................................52
         6.14     Section 15 of the Investment Company Act.......................................................52
         6.15     Affiliates.....................................................................................52
         6.16     Letters of Accountants.........................................................................53
         6.17     GE Stockholders Agreement......................................................................53
         6.18     ERISA Clients..................................................................................53
         6.19     GE Amendment and Yasuda Amendment..............................................................54
         6.20     Tax Matters....................................................................................54

                                                    ARTICLE VII

                                      CONDITIONS TO CONSUMMATION OF THE MERGER

         7.01     Conditions to Each Party's Obligation to Effect the Merger.....................................54
         7.02     Conditions to Obligation of the Company........................................................55
         7.03     Conditions to Obligation of Parent.............................................................56

                                                    ARTICLE VIII

                                                    TERMINATION

         8.01     Termination....................................................................................56
         8.02     Effect of Termination and Abandonment..........................................................57
         8.03     Termination Fee................................................................................58

                                                     ARTICLE IX

                                                   MISCELLANEOUS

         9.01     Survival.......................................................................................59
         9.02     Waiver; Amendment..............................................................................59
         9.03     Counterparts...................................................................................59
         9.04     Governing Law and Venue........................................................................59
         9.05     Expenses.......................................................................................60
         9.06     Notices........................................................................................60
         9.07     Entire Understanding; No Third-Party Beneficiaries.............................................61
         9.08     Severability...................................................................................61
         9.09     Assignment.....................................................................................61
         9.10     Enforcement....................................................................................61
         9.11     Interpretation.................................................................................62

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                  AGREEMENT AND PLAN OF MERGER, dated as of July 12, 2000 (this
"Agreement"), by and among Paine Webber Group Inc. (the "Company"), UBS AG
("Parent") and Neptune Merger Subsidiary, Inc. (the "Merger Subsidiary").

                                    RECITALS

                  A. The Company. The Company is a Delaware corporation, having its principal place of business in New York, New York.

                  B. Parent. Parent is an Aktiengesellschaft organized under the laws of Switzerland, having its principal places of business in Zurich and Basel, Switzerland.

                  C. The Merger Subsidiary. The Merger Subsidiary is a Delaware corporation and a wholly owned subsidiary of Parent that has been organized for the purpose of effecting the Merger (as defined herein) in accordance with this Agreement.

                  D. The Merger. Subject to the terms and conditions contained in this Agreement, the parties intend to effect the merger of the Company with and into the Merger Subsidiary, with the Merger Subsidiary being the corporation surviving such merger.

                  E. Voting Agreements. As further conditions and inducements to the willingness of Parent to enter into this Agreement, (1) General Electric
Company ("GE"), Subsidiaries of which hold not less than 21.0% of the presently outstanding shares of the Company Common Stock, has entered into an agreement with Parent, in the form of Exhibit A hereto, (2) The Yasuda Mutual Life
Insurance Company ("Yasuda"), which holds not less than 7.0% of the presently outstanding shares of the Company Common Stock, has entered into an agreement with Parent, in the form of Exhibit B hereto, and (3) each of Donald B. Marron and Joseph J. Grano, Jr. (each such person, a "Management Stockholder" and, together with GE and Yasuda, the "Voting Agreement Parties"), stockholders of the Company collectively holding the power to vote not less than 1.0% of the outstanding shares of Company Common Stock, have entered into an agreement with Parent, in the form of Exhibit C hereto (each of the foregoing agreements with GE, Yasuda and the Management Stockholders, a "Voting Agreement", and collectively, the "Voting Agreements"), pursuant to each of which Voting
Agreements, among other things, each Voting Agreement Party has agreed to vote or cause to be voted certain shares of Company Common Stock in favor of adoption of this Agreement.

                  F. Tax-Free Treatment. The parties intend that, for U.S.
federal income tax purposes, the transactions contemplated by this Agreement will qualify for the Tax Treatment.

                  G. Board Action. The respective Boards of Directors of each of the

Company, Parent and the Merger Subsidiary have each adopted resolutions approving this Agreement and the Merger and, in the case of each of the Boards of Directors of the Company and the Merger Subsidiary, declaring the advisability of this Agreement in accordance with the Delaware General Corporation Law, as amended (the "DGCL").


                  NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:


                                    ARTICLE I

                       CERTAIN DEFINITIONS; INTERPRETATION

                  1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

                  "Acquisition Proposal" means any offer or other proposal which, if consummated, would result in an Acquisition Transaction, provided that solely for purposes of the definition of Acquisition Proposal, all references to 35% in the definition of Acquisition Transaction shall be deemed references to 20%.

                  "Acquisition Transaction" means a transaction or series of transactions that, directly or indirectly, in substance constitutes a disposition of (A) assets or businesses that constitute or represent 35% or more of the total revenue, operating income, assets or earnings before interest, taxes, depreciation and amortization of the Company and its Subsidiaries, taken as a whole, or (B) 35% or more of the outstanding shares of any class of capital stock of the Company or capital stock of, or other equity or voting interests in, any Subsidiary or Subsidiaries of the Company which, taken together, directly or indirectly hold at least the share of assets or businesses referred to in clause (A) above, whether by means of (a) a merger, share exchange or consolidation, or any similar transaction, (b) a purchase, lease or other sale, transfer or disposition, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or other wise) by a person (including a group of persons that would qualify as a "group" within the meaning of
         Section 13(d) of the Exchange Act) of such assets, businesses or shares of capital stock, or otherwise.

                  "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition,"


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
         control," when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, however, that in no event shall GE or any person in which it directly or indirectly holds securities be deemed to be an affiliate of the Company or its Subsidiaries; provided further, however, that (x) any investment account advised or managed by such person or one of its Subsidiaries or affiliates on behalf of third parties, or (y) any partnership, limited liability company, or other similar investment vehicle or entity engaged in the business of making investments for which such person acts as the general partner, managing member, manager, investment advisor, principal underwriter or the equivalent shall not be deemed an affiliate of such person; and the terms "controlling" and "controlled" have correlative meanings.

                  "Affiliate's Letter" has the meaning assigned in Section 6.15.

                  "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

                  "Average Closing Price" means the average of the closing sales prices for a Parent Share on the NYSE Composite Tape, as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by Parent, on the last trading day immediately preceding the Closing Date.

                  "Bankruptcy and Equity Exception" has the meaning assigned in
         Section 5.03(e)(i).

                  "Business Day" means any day other than Saturday, Sunday and any day on which banks in the State of New York are required or authorized by law or regulation to be closed.

                  "Bylaws" has the meaning assigned in Section 2.01(c).

                  "Cash Election Shares" has the meaning assigned in Section 3.01(b).

                  "Certificate of Incorporation" has the meaning assigned in
         Section 2.01(b).

                  "CFTC" means the United States Commodities Futures Trading Commission.

                  "Client" means any person to whom the Company or any of its Subsidiaries provides investment advisory services under any Contract.

                  "Closing" and "Closing Date" have the meanings assigned in
         Section 2.03.


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                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Company" has the meaning assigned in the preamble to this Agreement.

                  "Company Affiliate" has the meaning assigned in Section 6.15.

                  "Company Common Stock" means the common stock, par value $1.00 per share, of the Company.

                  "Company Financial Statements" has the meaning assigned in
         Section 5.03(h)(ii).

                  "Company Options" means, collectively, outstanding options to purchase shares of Company Common Stock under the Company Stock Plans.

                  "Company Proxy Statement" has the meaning assigned in Section 6.02(a).

                  "Company Requisite Vote" has the meaning assigned in Section 5.03(e)(i).

                  "Company SEC Documents" has the meaning assigned in Section 5.03(h)(i).

                  "Company Stockholders Meeting" has the meaning assigned in
         Section 6.04.

                  "Company Stock-Based Award" has the meaning assigned in
         Section 3.06(b).

                  "Company Stock Plans" has the meaning assigned in Section 5.03(b).

                  "Compensation and Benefit Plans" has, with respect to any person, the meaning assigned in Section 5.03(p)(i).

                  "Confidentiality Agreement" has the meaning assigned in
         Section 6.06(c).

                  "Consideration" has the meaning assigned in Section 3.01(a)(i)(B).

                  "Constitutive Documents" means, with respect to any juridical person, such person's articles or certificate of incorporation and bylaws or similar organizational documents.

                  "Contract" means, with respect to any person, any agreement, indenture, debt instrument, contract, lease or legally binding commitment to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

                  "Converted Cash Election Share" has the meaning assigned in
         Section 3.01(c)(i)(C).

                  "Converted Stock Election Share" has the meaning assigned in
         Section 3.01(c)(ii)(B).

                  "Costs" has the meaning assigned in Section 6.11(a).

                  "DGCL" has the meaning assigned in the Recitals.

                  "Disclosure Schedule" has the meaning assigned in Section
         5.01.

                  "Dissenters' Shares" means shares of Company Common Stock the holders of which shall have perfected and not withdrawn or lost their appraisal rights in accordance with Section 262 of the DGCL.

                  "DOL" means the United States Department of Labor.

                  "Effective Time" means the time at which the Merger becomes effective in accordance with Section 2.02.

                  "Election" has the meaning assigned in Section 3.01(b).

                  "Election Deadline" has the meaning assigned in Section
         3.04(a).

                  "Election Form" has the meaning assigned in Section 3.01(b).

                  "Eligible Company Stockholders" are holders of shares of Company Common Stock who will not be "five percent transferee shareholders" as defined in United States Treasury Regulation Section 1.367(a)-3(c)(5)(ii) or who enter into five-year gain recognition agreements in the form provided in United States Treasury Regulation
         Section 1.367(a)-8(b).

                  "Employees" has the meaning assigned in Section 5.03(p)(i).

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.


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
                  "ERISA Affiliate" has, with respect to any person, the meaning assigned in Section 5.03(p)(iii).

                  "ERISA Client" has the meaning assigned in Section 6.18.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

                  "Exchange Agent" has the meaning assigned in Section 3.01(b).

                  "Exchange Fund" has the meaning assigned in Section 3.04(b).

                  "Exchange Offer" has the meaning assigned in Section 2.04.

                  "Exchange Ratio" has the meaning assigned in Section 3.01(a)(i)(A).

                  "Federal Reserve System" means the Board of Governors of the United States Federal Reserve System and the United States Federal Reserve Banks.

                  "Fee Trigger Event" has the meaning assigned in Section 8.03(a)(ii).

                  "Form F-4" has the meaning assigned in Section 6.02(a).

                  "Fund Board" or "Fund Boards" has the meaning assigned in
         Section 5.03(t)(i).

                  "GAAP" means generally accepted accounting principles in the United States.

                  "GE" has the meaning assigned in the Recitals.

                  "GE Amendment" has the meaning assigned in Section
         5.03(e)(iii).

                  "GE Stockholders Agreement" means the Amended and Restated Stockholders Agreement, dated August 6, 1997, between the Company, GE, General Electric Capital Corporation, General Electric Capital Holdings, Inc., and Kidder Peabody Group Inc., and joined in by GECS Holdings, Inc., in the form previously furnished to Parent, as further amended by the GE Amendment.

                  "Governmental Authority" means any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, the SEC or any other government authority, agency, department, board, commission or instrumentality of the United States or any foreign government or any state or other political subdivision thereof or any state insurance or banking authority, the Board of Governors of the Federal Reserve System or the Federal Deposit Insurance Corporation and any court, tribunal or arbitrator(s) of competent jurisdiction.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

                  "Indemnified Parties" has the meaning assigned in Section 6.11(a).

                  "Insurance Amount" has the meaning assigned in Section
         6.11(c).

                  "IAS" means International Accounting Standards.

                  "Investment Advisers Act" means the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

                  "Investment Company" means any investment company within the meaning of the Investment Company Act, disregarding Section 3(c) thereof, that is sponsored, organized, advised, managed or distributed by the Company or one of its Subsidiaries (including the Registered Funds).

                  "Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

                  "Involuntarily Terminated" means the termination of an employee's employment with Parent and its Subsidiaries by the employer of such employee following the Effective Time other than termination
         (i) owing to death or permanent disability or (ii) by Parent or any of its Subsidiaries for cause (as customarily defined by the Company prior to the Effective Time).

                  "IRS" means the United States Internal Revenue Service.

                  "Liens" means a charge, mortgage, pledge, security interest, restriction (other than a restriction on transfer arising under Securities Laws or a restriction arising under laws relating to the regulation of brokers, dealers, investment advisors, investment companies, banks, insurance companies and other regulated business or negative pledge or negative covenant provisions of agreements relating to indebtedness), claim, lien, or encumbrance of any nature whatsoever.

                  "Litigation" has the meaning assigned in Section 5.03(l).


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
                  "Management Stockholder" has the meaning assigned in the Recitals.

                  "Material Adverse Effect" means, with respect to Parent, the Company or the Surviving Corporation, respectively, an effect or change that, individually or in the aggregate with other such effects or changes, is both material and adverse with respect to the respective financial condition, results of operations, assets or business of Parent and its Subsidiaries, the Company and its Subsidiaries or the Surviving Corporation and its Subsidiaries, in each case taken as a whole; provided, that "Material Adverse Effect" shall not be deemed to include effects or changes arising from: (1) changes in the economy of the United States or the global economy or securities markets in general, (2) changes in GAAP or IAS, (3) this Agreement or the transactions contemplated hereby or the announcement thereof (including the resignation of officers or employees of Parent or the Company or their respective Subsidiaries as a result thereof) and (4) changes in the financial services industry in general, provided that nothing in clauses (1), (2) and (4) shall include any change which materially disproportionately affects the applicable party and its Subsidiaries. The terms "Material" and "Materially", when capitalized herein, have correlative meanings.

                  "Merger" has the meaning assigned in Section 2.01(a).

                  "Merger Subsidiary" has the meaning assigned in the preamble to this Agreement.

                  "MSRB" means the United States Municipal Securities Rulemaking Board.

                  "Multiemployer Plans" has the meaning assigned in Section 5.03(p)(ii).

                  "NASD" means the National Association of Securities Dealers, Inc.

                  "New Certificates" has the meaning assigned in Section
         3.04(b).

                  "No-Election Shares" has the meaning assigned in Section 3.01(b).

                  "NYSE" means the New York Stock Exchange, Inc.

                  "Old Certificates" has the meaning assigned in Section
         3.04(a).

                  "Parent" has the meaning assigned in the preamble to this Agreement.

                  "Parent Circular" has the meaning assigned in Section 6.03(a).

                  "Parent Documents" has the meaning assigned in Section
         6.03(a).


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
                  "Parent Financial Statements" has the meaning assigned in
         Section 5.04(f)(ii).

                  "Parent Requisite Vote" has the meaning assigned in Section 5.04(c).

                  "Parent SEC Documents" has the meaning assigned in Section 5.04(f)(i).

                  "Parent Severance Plan" has the meaning assigned in Section 6.09(d).

                  "Parent Shareholders Meeting" has the meaning assigned in
         Section 6.04.

                  "Parent Shares" means the Ordinary Shares, par value CHF 10 per share, of Parent.

                  "PBGC" means the Pension Benefit Guaranty Corporation.

                  "Pension Plan" has, with respect to any person, the meaning assigned in Section 5.03(p)(ii).

                  "Per Share Cash Consideration" has the meaning assigned in
         Section 3.01(a)(i)(B).

                  "Per Share Stock Consideration" has the meaning assigned in
         Section 3.01(a)(i)(A).

                  "person" means any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust, unincorporated organization or other entity.

                  "Plans" has the meaning assigned in Section 5.03(p)(ii).

                  "Previously Disclosed" has the meaning assigned in Section
         5.01.

                  "Registered Fund" has the meaning assigned in Section 5.03(t)(i).

                  "Reports" has the meaning assigned in Section 5.03(g).

                  "Representatives" means, with respect to any person, such person's directors, officers, employees, legal and financial advisors or any representatives of such legal and financial advisors.

                  "Restraints" has the meaning assigned in Section 7.01(c).


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
                  "Rights" means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any preemptive or other right to subscribe for or acquire, or any options (including, in the case of the Company, the Company Options and the Company Stock-Based Awards), calls or commitments relating to, or any stock or equity appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

                  "SEC" means the United States Securities and Exchange Commission.

                  "Second-Step Merger" has the meaning assigned in Section 2.04.

                  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

                  "Securities Laws" means, collectively, the Securities Act, the Exchange Act, the Investment Advisers Act, the Investment Company Act and all state securities laws and the rules and regulations thereunder.

                  "Self-Regulatory Organization" means, with respect to any person, any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority, including any of the NYSE, the NASD, the National Futures Association, or any securities or other exchange or board of trade of which such person or any Subsidiary of such person is a member or to the supervision or regulation of which such person or any Subsidiary of such person is subject.

                  "Stock Election Shares" has the meaning assigned in Section 3.01(b).

                  "Stock Number" has the meaning assigned in Section 3.01(b).

                  "Stock-Selected No-Election Share" has the meaning assigned in
         Section 3.01(c)(i)(B).

                  "Stub Period" has the meaning assigned in Section 6.09(f).

                  "Stub Period Bonuses" has the meaning assigned in Section 6.09(f).

                  "Subsidiary" and "Significant Subsidiary" have the meanings assigned in Rule 1-02 of Regulation S-X of the SEC; provided, however, that (x) any investment account advised or managed by such person or one of its Subsidiaries or affiliates on behalf of a third party and
         (y) any partnership, limited liability company, or other similar investment vehicle or entity engaged in the business of making investments of which such person acts as the general partner, managing member, manager, investment advisor, principal underwriter or the equivalent shall not be deemed a Subsidiary of such person.

                  "Subsidiary Common Stock" has the meaning assigned in Section 3.01(a)(iii).

                  "Superior Proposal" has the meaning assigned in Section
         6.07(a).

                  "Surviving Corporation" has the meaning assigned in Section 2.01(a).

                  "Taxes" means all taxes, charges, fees, levies or other assessments, however denominated and whether imposed by a taxing authority within or without the United States, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever in the nature of taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

                  "Tax Returns" means, collectively, all returns, declarations, reports, estimates, information returns and statements required to be filed under federal, state, local or any foreign tax laws.

                  "Tax Treatment" is the intention of the parties to this Agreement that (i) the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code and the rules and regulations thereunder, (ii) Parent, the Merger Subsidiary and the Company will each be a "party" to such reorganization within the meaning of Section 368(b) of the Code and the rules and regulations thereunder, (iii) Parent will be treated as a corporation under Section 367(a) of the Code as to each Eligible Company Stockholder with respect to the Merger and (iv) Eligible Company Stockholders will not recognize taxable gain in connection with the receipt of Parent Shares exchanged for Company Common Stock pursuant to the Merger under Section 367(a) of the Code, except with respect to cash received in lieu of fractional share interests.

                  "Treasury Shares" means shares of Company Common Stock, if any, owned by the Company or any of its Subsidiaries other than shares
         (i) held by the Company or any of its Subsidiaries in connection with any market-making or proprietary trading activity or for the account of another person, (ii) as to which the Company is or may be required to act in a fiduciary or similar capacity, (iii) held in satisfaction of a debt previously contracted or
         (iv) the cancellation of which would violate any legal duties or obligations of the Company or any of its Subsidiaries.

                  "Two-Step Restructuring" has the meaning assigned in Section 2.04.

                  "Voting Agreement" has the meaning assigned in the Recitals.

                  "Voting Agreement Parties" has the meaning assigned in the Recitals.

                  "Yasuda" has the meaning assigned in the Recitals.

                  "Yasuda Amendment" has the meaning assigned in Section 5.03(e)(iii).

                  "Yasuda Stockholders Agreement" means the Amended and Restated Investment Agreement by and between the Company and Yasuda, dated as of November 5, 1992.

                  "Year 2000 Bonuses" has the meaning assigned in Section
         6.09(f).

                                   ARTICLE II

                                   THE MERGER

                  2.01 The Merger. At the Effective Time:

                  (a) Structure and Effects of the Merger. Subject to Section 2.04, the Company will merge with and into the Merger Subsidiary in accordance with the terms set forth in this Agreement (the "Merger"), and the separate corporate existence of the Company will thereupon cease. The Merger Subsidiary will be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and will continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Merger Subsidiary, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger except as set forth in this Article II. The Merger will have the effects specified in the DGCL.

                  (b) Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation (the "Certificate of Incorporation") shall be the certificate of incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and the DGCL.

                  (c) Bylaws. The bylaws of the Surviving Corporation (the "Bylaws") will be the bylaws of the Merger Subsidiary as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and the Certificate of Incorporation.

                  (d) Directors. The directors of the Surviving Corporation will be the directors of the Merger Subsidiary immediately prior to the Effective Time, and such directors, together with any additional directors as may thereafter be elected, will hold such office until such time as their successors shall be duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

                  2.02 Effective Time. The Merger will become effective upon the filing, in the office of the Secretary of State of the State of Delaware, of a certificate of merger in accordance with Section 251 of the DGCL, or at such later date and time as may be set forth in such certificate. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties will cause the Merger to become effective (a) on a date that is not later than three Business Days after the last of the conditions set forth in Article VII (other than conditions that by their terms cannot be satisfied until the time of Closing) shall have been satisfied or waived in accordance with the terms of this Agreement or (b) on such other date as the parties may agree in writing.

                  2.03 Closing. The closing of the Merger (the "Closing") will take place at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, or at such other place as the parties shall agree, on the date (the "Closing Date") when the Effective Time is to occur.

                  2.04 Reservation of Right to Revise Structure. At Parent's election, the Merger may alternatively be structured (a) so that the Company is merged into a wholly owned subsidiary of Parent other than the Merger Subsidiary or (b) following the making of any Acquisition Proposal, to provide for an exchange offer (the "Exchange Offer") for the Company Common Stock, in each case to be followed by an unconditional merger (the "Second-Step Merger") upon consummation of the Exchange Offer (the "Two-Step Restructuring"); provided, that (i) in the case of clause (b) of this Section 2.04, (x) 50% of the shares of Company Common Stock exchanged in the Exchange Offer shall be exchanged for
0.4954 of a Parent Share and 50% of the shares of Company Common Stock exchanged in the Exchange Offer shall be exchanged for $73.50 per share in cash; (y) 50% of the shares of Company Common Stock converted in the Second-Step Merger shall be converted into 0.4954 of a Parent Share and 50% of the shares of Company Common Stock converted in the Second-Step Merger shall be converted into $73.50 per share in cash; and (z) the Board of Directors of the Company determines in good faith that the Two-Step Restructuring would not adversely affect the Company or its stockholders in a way in which they would not have been adversely affected if the Two-Step Restructuring were not effected (it being understood that accelerating the date of the Closing would not adversely affect the Company or its stockholders for this purpose);
(ii) no such alternative described in clause (a) or (b) of this Section 2.04 shall (x) alter or change adversely the treatment of the holders of Company Options or (y) impede receipt of any approval or consent referred to in Section 7.01(b) or the consummation of the transactions contemplated by this Agreement; and (iii) no such alternative described in clause (a) or (b) of this Section
2.04 shall in the view of counsel to the Company or counsel to Parent adversely affect such counsel's ability to provide the tax opinion described in Sections 7.02(c) and 7.03(c), respectively, of this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.


                                   ARTICLE III

                             CONSIDERATION; EXCHANGE

         3.01 Merger Consideration. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Subsidiary or any holder of shares of capital stock of the Company:

                  (i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenters' Shares, Treasury Shares and shares held directly or indirectly by Parent, except shares held by Parent or any of its Subsidiaries in a fiduciary capacity or in satisfaction of a debt previously contracted) will be converted into the right to receive, at the election of each holder thereof, but subject to the election and allocation procedures of Sections 3.01(b) and (c), the other provisions of this Section 3.01 and possible adjustment as set forth in Section 3.05, either:

                                    (A) 0.4954 (the "Exchange Ratio") of a
                  Parent Share (the "Per Share Stock Consideration"), or

                                    (B) $73.50 in cash (the "Per Share Cash
                  Consideration" and, together with the "Per Share Stock Consideration," the "Consideration").

                           (ii) Each share of Company Common Stock that, immediately prior to the Effective Time, is a Treasury Share or is owned directly or indirectly by Parent, except shares held by Parent or any of its Subsidiaries in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired and will cease to exist, and no exchange or payment will be made therefor.

                           (iii) At the Effective Time, each share of Common Stock, par value $0.01 per share ("Subsidiary Common Stock"), of the Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding and each certificate therefor shall continue to evidence one share of Subsidiary Common Stock of the Surviving Corporation.

                           (iv) Notwithstanding clause (i)(A) of this Section 3.01(a), Parent may at its option, but shall not be obliged to, increase the fraction of a Parent Share into which each share of Company Common Stock may be converted pursuant to Section 3.01(a)(i)(A) to the extent that, in the reasonable judgment of Parent, such increase is necessary to enable the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

                  (b) Subject to the allocation procedures set forth in Section 3.01(c), each record holder of Company Common Stock will be entitled (i) to elect to receive Parent Shares for all of the shares of Company Common Stock ("Stock Election Shares") held by such record holder, (ii) to elect to receive cash for all of the shares of Company Common Stock ("Cash Election Shares") held by such record holder or (iii) to indicate that such holder makes no such election for all of the shares of Company Common Stock ("No-Election Shares") held by such record holder, provided, that notwithstanding anything in this Agreement to the contrary, the number of shares of Company Common Stock to be converted into the right to receive the Per Share Stock Consideration in the Merger (the "Stock Number") will equal as nearly as practicable fifty percent (50%) of the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time. All such elections (each, an "Election") shall be made on a form designed for that purpose by Parent and reasonably acceptable to the Company (an "Election Form"). Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form (excluding any Dissenters' Shares) will be deemed No-Election Shares. All Dissenters' Shares will be deemed Cash Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts. The exchange agent (the "Exchange Agent") will be a bank or trust company in the United States selected by Parent and reasonably acceptable to the Company.

                  (c) The allocation among the holders of Company Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration in the Merger will be made as follows:

                           (i) Number of Stock Elections Less Than Stock Number. If the number of Stock Election Shares (on the basis of Election Forms received as of the Election Deadline) is less than the Stock Number, then

                                    (A) each Stock Election Share will be, as of
                  the Effective Time, converted into the right to receive the Per Share Stock Consideration,

                                    (B) the Exchange Agent will allocate from
                  among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No- Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Number, and each such allocated No-Election Share (each, a "Stock-Selected No-Election Share") will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Number, all No-Election Shares will be Stock- Selected No-Election Shares,

                                    (C) if the sum of Stock Election Shares and
                  No-Election Shares is less than the Stock Number, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Number, and each such allocated Cash Election Share (each, a "Converted Cash Election Share") will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

                                    (D) each No-Election Share and Cash Election
                  Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; or

                           (ii) Number of Stock Elections Greater Than Stock Number. If the number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is greater than the Stock Number, then

                                    (A) each Cash Election Share and No-Election
                  Share will be, as of the Effective Time, converted into the right to receive the Per

                  Share Cash Consideration,

                                    (B) the Exchange Agent will allocate from
                  among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Cash Election Shares ("Converted Stock Election Shares") so that the difference of (x) the number of Stock Election Shares less
                  (y) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration, and

                                    (C) each Stock Election Share that is not a
                  Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

                  3.02 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Company Common Stock will cease to be, and will have no rights as, stockholders of the Company, other than the right to receive (a) any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time, (b) any cash in lieu of any fractional Parent Share and (c) the Consideration provided under this Article
III. After the Effective Time, there will be no transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Common Stock.

                  3.03 Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional Parent Shares and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Parent will pay to each holder of Company Common Stock who otherwise would be entitled to a fractional Parent Share (after taking into account all Old Certificates delivered to the Exchange Agent or held by such holder) an amount in cash (without interest) determined by multiplying such fraction by the Average Closing Price.

                  3.04 Exchange Procedures. (a) At the time of mailing of the Company Proxy Statement to holders of record of Company Common Stock entitled to vote at the Company Stockholders Meeting, Parent will mail, or cause the Exchange Agent to mail, therewith an Election Form and a letter of transmittal to each such holder. To be effective, an Election Form must be properly completed, signed and actually received by the Exchange Agent not later than 5:00 p.m., New York City time, on the Business Day that is two trading days prior to the Closing Date (which date shall be publicly announced by Parent as soon as practicable but in no event less than five trading days prior to the Closing Date) (the "Election Deadline") and accompanied by the certificates representing all the shares of Company Common Stock ("Old Certificates") as to which such Election Form is being made, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or accompanied by an appropriate guarantee of delivery by an eligible organization) in the case of shares that are not held in book entry form. For shares that are held in book entry form, Parent shall establish procedures for the delivery of such shares, which procedures shall be reasonably acceptable to the Company. Parent shall have reasonable discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Election Forms have been properly completed, signed and timely submitted or to disregard defects in Election Forms. Any such determination of the Exchange Agent shall be conclusive and binding. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by
Section 3.01 hereof, and, after consultation with the Company, all such computations will be conclusive and binding on the former holders of Company Common Stock absent manifest error. Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. Any Election Form may be revoked, by the stockholder who submitted such Election Form to the Exchange Agent, only by written notice received by the Exchange Agent (i) prior to the Election Deadline or (ii) after such time if (and only to the extent that) the Exchange Agent is legally required to permit revocations and only if the Effective Time shall not have occurred prior to such date. In addition, all Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the Merger has been abandoned. The Exchange Agent may, with the mutual agreement of Parent and the Company, make such rules as are consistent with this Section 3.04 for the implementation of the Elections provided for herein as shall be necessary or desirable fully to effect such Elections. Prior to the Effective Time, Parent and the Merger Subsidiary will enter into an exchange agent and nominee agreement with the Exchange Agent, in a form reasonably acceptable to the Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.04, the provisions of which agreement may vary the provisions of such Sections in any respect not material and adverse to the stockholders of the Company.

                  (b) Immediately prior to the Effective Time, the Merger Subsidiary will issue and deliver to the Exchange Agent, acting as nominee for Parent, a number of shares of Subsidiary Common Stock equal to the number of shares of Company Common Stock to be converted in the Merger, in consideration for the agreement of Parent contained herein to issue and deliver Parent Shares in the Merger. At or prior to the Effective Time, Parent will deposit, or will cause to be deposited, with the Exchange Agent certificates representing Parent Shares ("New Certificates") and an amount of cash (such New Certificates and cash, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions) and any cash in lieu of any fractional Parent Share, being hereinafter referred to as the "Exchange Fund") sufficient to deliver to the holders of Company Common Stock the aggregate Consideration to which such holders are entitled pursuant to Section 3.01, together with all cash and other property to which such holders may be entitled pursuant to Sections
3.02 and 3.03 in respect of dividends and distributions or cash in lieu of fractional share interests. At the time of such deposit, Parent will irrevocably instruct the Exchange Agent to deliver such Consideration to such holders after the Effective Time in accordance with the procedures of the Exchange Agent referred to in Section 3.04(a). The shares of Subsidiary Common Stock issued by the Merger Subsidiary and delivered to the Exchange Agent at the Effective Time shall be deliverable to, or registered in the name or names of, Parent or such other person or persons as Parent shall instruct.

                  (c) The Surviving Corporation will cause the New Certificates into which shares of a holder's Company Common Stock are converted on the Effective Date and/or any cash in respect of any Per Share Cash Consideration, cash in lieu of fractional share interests or dividends or distributions which such person is entitled to receive to be delivered to such stockholder upon delivery (if not previously delivered) to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or indemnity satisfactory to the Surviving Corporation and the Exchange Agent, if any of such Old Certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid on any Consideration, or any cash in respect of fractional share interests or dividends or distributions, that any such person is entitled to receive pursuant to this Article III upon such delivery to the Exchange Agent of Old Certificates.

                  (d) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto will be liable to any former holder of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  (e) No dividends or other distributions on Parent Shares with a record date occurring after the Effective Time will be paid to the holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into the right to receive such Parent Shares until the holder thereof is entitled to receive New Certificates in exchange therefor in accordance with this Article III, and no such shares of Company Common Stock will be eligible to be voted at any meeting of holders of Parent Shares until the holder of the related Old Certificates is entitled to receive New Certificates in accordance with this Article III. After becoming so entitled in accordance with this Article III, the record holder also will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Parent Shares such holder had the right to receive upon surrender of such Old Certificates.

                  (f) Any portion of the Exchange Fund that remains unclaimed by the holders of Old Certificates for six months after the Effective Time will be returned to Parent. Any stockholders of the Company who have not theretofore complied with this Article III thereafter shall look only to Parent for, and, subject to Section 3.04(d), Parent shall remain liable for, payment of their claim for Per Share Stock Consideration, Per Share Cash Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on Parent Shares deliverable in respect of each share of Company Common Stock represented by such Old Certificates such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon.

                  3.05 Anti-Dilution Adjustments. Should Parent change (or establish a record date for changing) the number of Parent Shares issued and outstanding prior to the Effective Date by way of a split, dividend, combination, recapitalization, exchange of shares or similar transaction with respect to the outstanding Parent Shares having a record date preceding the Effective Time, the Exchange Ratio will be adjusted appropriately to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such split, dividend, combination, recapitalization, exchange of shares or similar transaction.

                  3.06 Options; Other Equity-Based Awards. (a) At the Effective Time, each then outstanding Company Option, whether vested or unvested, will be converted into the right to acquire a number of Parent Shares equal to the product, rounded to the nearest whole share, of (i) the number of shares of Company Common Stock subject to such Company Option and (ii) the Exchange Ratio, at a per share exercise price, rounded down to the nearest whole cent, equal to
(x) the aggregate exercise price for the shares of Company Common Stock purchasable pursuant to such Company Option divided by (y) the number of Parent Shares deemed purchasable under such Company Option in accordance with the foregoing; provided, however, that in the case of any Company Option which is an "incentive stock option," as defined under Section 422 of the Code, the adjustments provided by this Section shall be effected in a manner consistent with Section 424(a) of the Code. Prior to the Effective Time, the Company and Parent will make all necessary arrangements with respect to the Company Stock Plans and the stock plans of Parent to permit the assumption of such Company Options by Parent pursuant to this Section 3.06.

                  (b) At the Effective Time, each right of any kind, whether vested or unvested, contingent or accrued, to acquire or receive shares of Company Common Stock or to receive benefits measured by the value of a number of shares of Company Common Stock, that may be held, awarded, outstanding, credited, payable or reserved for issuance under the Company Stock Plans and any other Company Compensation and Benefit Plan, except for Company Options converted in accordance with Section 3.06(a) above (each, a "Company Stock-Based Award"), shall be deemed to be converted into a right to acquire or receive, or to receive benefits measured by, as the case may be, the number of Parent Shares equal to the number of shares of Company Common Stock subject to such Company Stock-Based Award immediately prior to the Effective Time, multiplied by the Exchange Ratio, and such rights with respect to the Parent Shares shall otherwise be subject to the same terms, conditions and restrictions, if any, as were applicable to the Company Stock-Based Awards. At or prior to the Effective Time, the Company shall take all actions (if any) as may be required to effect the provisions of this Section 3.06(b).

                  (c) At the Effective Time, Parent will assume each then outstanding Company Option and Company Stock-Based Award, as converted pursuant to this Section 3.06, in accordance with the terms of the Company Stock Plan under which such Company Option and Company Stock-Based Award was granted and the agreement, if any, by which it is evidenced. At or prior to the Effective Time, Parent will take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery upon exercise of Company Options and Company Stock-Based Award assumed by it in accordance with this Section
3.06. Not later than the Closing Date, Parent will file a registration statement on Form S-8, or another appropriate form with respect to the Parent Shares subject to such Company Options and Company Stock-Based Awards, and will use its reasonable best efforts to maintain the effectiveness of that registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options and Company Stock-Based Awards remain outstanding. Except as otherwise specifically provided by this
Section 3.06, the terms of the Company Options and Company Stock-Based Awards, and the relevant Company Stock Plans and Company Compensation and Benefit Plans, as in effect on the Effective Time, shall remain in full force and effect with respect to the Company Options and Company Stock-Based Awards after giving effect to the Merger and the assumptions by Parent as set forth above.

                  (d) As soon as practicable following the Effective Time, Parent shall deliver to the holders of Company Options and Company Stock-Based Awards appropriate notices setting forth such holders' rights pursuant to the respective Company Stock Plans and Company Compensation and Benefit Plans and the agreements evidencing the grants of such Company Options and Company Stock-Based Awards, and that such Company Options and Company Stock-Based Awards and such agreements shall be assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.06(a) and (b)).

                  3.07 Dissenting Stockholders. Dissenters' Shares will be paid for by Parent in accordance with Section 262 of the DGCL. The Company shall give Parent (a) prompt notice of any written demands for fair value received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company and (b) the opportunity to direct all negotiations and proceedings with respect to demands for fair value under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair value for Dissenters' Shares or offer to settle, or settle, any such demands.


                                   ARTICLE IV

                       ACTIONS PENDING THE EFFECTIVE TIME

                  4.01 Forbearances of the Company. Except as set forth in the Company's Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company will not, and will cause each of its Subsidiaries not to:

                  (a) Ordinary Course. Conduct the business of the Company and its Subsidiaries other than in the ordinary and usual course, or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with clients, customers, suppliers, employees and business associates.

                  (b) Capital Stock. Other than pursuant to Rights that are set forth in Section 5.03(b), (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock of the Company or any of its Subsidiaries (other than issuances or sales by a Subsidiary to the Company or a wholly owned Subsidiary of the Company) or any Rights in respect thereof (including any rights issued under any stockholders rights plan or similar plan), (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of capital stock of the Company or any of its Subsidiaries to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, other than pursuant to the Company's Equity Plus Program, or new grants of options, Rights or similar stock-based employee rights to employees (other than officers or directors) or newly hired employees, in the ordinary course of business consistent with past practice (provided that any vesting provisions of such new grants (other than pursuant to the Company's Equity Plus Program) shall not accelerate as a result of the transactions contemplated by this Agreement).

                  (c) Dividends, Etc. (i) Declare, set aside for payment or pay any dividend or other distribution (whether in cash, stock or property) on or in respect of, or declare or make any distribution on, any shares of capital stock of the Company or any of its Subsidiaries, other than (x) dividends and distributions from direct or indirect wholly owned Subsidiaries of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company, (y) regular quarterly cash dividends on the Company Common Stock at a rate not exceeding $0.12 per share per calendar quarter and (z) fixed-rate dividends paid pursuant to the existing terms of the outstanding preferred trust securities of the Company's Subsidiaries, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

                  (d) Compensation; Employment Agreements; Etc. Enter into, amend, modify or renew any employment, consulting, severance or similar contract with any director, officer or employee of the Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy contractual obligations that are existing as of the date hereof, (iv) for employment arrangements for, or grants of awards to, newly hired employees or employees other than officers or directors in the ordinary course of business consistent with past practice, (v) new employment contracts Previously Disclosed and (vi) for arrangements specifically contemplated by this Agreement.

                  (e) Benefit Plans. Enter into, establish, adopt or amend in any material respect (except (i) as may be required by applicable law, (ii) to satisfy contractual obligations that are existing as of the date hereof and
(iii) as specifically contemplated by this Agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of the Company or any of its Subsidiaries.

                  (f) Dispositions. Except for sales, transfers, mortgages, encumbrances or other dispositions of securities or other investments or assets in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, businesses or properties having a value in excess of $15,000,000 individually or $50,000,000 in the aggregate.

                  (g) Acquisitions. Except for the acquisition of securities or other investments or assets in the ordinary course of business consistent with past practice, acquire any assets, businesses, or properties having a value in excess of $15,000,000 individually or $50,000,000 in the aggregate, it being understood that the Company will not, nor will it cause any of its Subsidiaries to, make any acquisition of assets or businesses not precluded by this clause
(g) if, to the knowledge of the Company, such acquisition would be prohibited by
Section 4.01(m)(ii).

                  (h) Constitutive Documents. Amend the Constitutive Documents of the Company or any of its Subsidiaries.

                  (i) Accounting Methods. Implement or adopt any change in its accounting principles or material accounting practices, other than as may be required by GAAP.

                  (j) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any Contract that is or would be required to be publicly filed with the SEC pursuant Item 601(b)(10) of Regulation S-K under the Securities Act (other than any Contract required to be filed under clause (iii) of such Item 601(b)(10)), or amend or modify in any material respect any such Contract.

                  (k) Claims. Settle any material claim, action or proceeding, except for any such claim, action or proceeding involving solely money damages where, if the relevant litigation has been the subject of a reserve, the amount paid or to be paid in settlement or compromise does not exceed such reserve, and, in any case, the relevant litigation is not reasonably likely to establish an adverse precedent that would be material to the Company's business or require material changes in the Company's business practices.

                  (l) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

                  (m) Adverse Actions.

                           (i) Knowingly take any action that is reasonably likely to result in any of the Company's representations or warranties set forth in this Agreement being or becoming untrue such that the conditions to the Merger set forth in Article VII would not be satisfied, except as may be expressly required by applicable law or regulation; or

                           (ii) Knowingly engage in any new line of business or knowingly make any acquisition of assets of a type not currently held by the Company or any of its Subsidiaries that would not be permissible for a United States financial holding company (as defined in 12 U.S.C.
         Section 1841(p)) or would subject Parent, the Company or any Subsidiary of either to regulation by a Governmental Authority that does not presently regulate such company or to regulation by a Governmental Authority that is materially different from current regulation.

                  (n) Tax Treatment. Take or fail to take any action that would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Tax Treatment or that would prevent the tax opinions described in Sections 7.02(c) and 7.03(c) from being provided.

                  (o) Commitments. Agree, commit to or enter into any agreement to take any of the actions referred to in Section 4.01 (a) through (n).

                  4.02 Forbearances of Parent. Except as set forth in Parent's Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent will not, and will cause each of its Subsidiaries not to:

                  (a) Ordinary Course. Conduct the business of Parent and its Subsidiaries other than in the ordinary and usual course, or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact its material business organizations and assets and maintain its material rights, franchises and material existing relations with clients, customers, suppliers, employees and business associates.

                  (b) Dividends. Declare, set aside for payment or pay any dividend or other distribution on, or in respect of, any Parent Shares other than regular periodic cash dividends and distributions; it being understood that Parent may in 2000 declare and pay a cash dividend with respect to a nine-month period, and, after the Closing Date, declare and pay a dividend with respect to the remaining three-month period.

                  (c) Constitutive Documents. Amend the Constitutive Documents of Parent or the Merger Subsidiary in any manner that would impede or delay the Merger and the other transactions contemplated hereby or would adversely affect the rights of a holder of Parent Shares.

                  (d) Acquisitions. Enter into any agreement to acquire all or substantially all of the capital stock or assets of any other person or business unless, to the knowledge of Parent, such transaction would not reasonably be expected to materially delay or impede the consummation of the Merger.

                  (e) Adverse Actions. Knowingly take any action reasonably likely to result in any of its representations and warranties set forth in this Agreement being or becoming untrue such that the conditions to the Merger set forth in Article VII would not be satisfied, except as may be expressly required by applicable law or regulation.

                  (f) Tax Treatment. Subject to Section 3.01(a)(iv), take or fail to take any action that would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Tax Treatment or that would prevent the tax opinions described in Sections 7.02(c) and 7.03(c) from being provided.

                  (g) Commitments. Agree, commit to or enter into any agreement to take any of the actions referred to in Section 4.02(a) through (f).


                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

                  5.01 Disclosure Schedules. On or prior to the date hereof, the Company delivered to Parent, and Parent delivered to the Company, a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either (a) in response to an express informational requirement contained in or requested by a provision hereof or (b) as an exception to one or more representations or warranties contained in Section 5.03 or 5.04, respectively, or to one or more of its covenants contained in Article VI; provided that (i) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established in Section 5.02 and (ii) the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission by the disclosing party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to the Company or Parent, respectively. Information set forth in a Disclosure Schedule, whether in response to an express informational requirement or as an exception to one or more representations or warranties or one or more covenants, in each case that is contained (or expressly incorporated by reference) in a correspondingly enumerated portion of such Disclosure Schedule, is described herein as "Previously Disclosed". Any matter disclosed in any section of either Disclosure Schedule shall be deemed disclosed for all purposes and sections thereof.

                  5.02 Standard. No representation or warranty of the Company or Parent contained in Section 5.03 (other than Sections 5.03(b), 5.03(c)(the first sentence thereof), 5.03(i) and 5.03(j)(i)) or 5.04 (other than 5.04(g) and 5.04(h)) shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a particular representation or warranty, as a consequence of the existence of any fact, event, or circumstance that should have been disclosed as an exception to a particular representation or warranty, unless such fact, event or circumstance, whether individually or taken together with all other facts, events or circumstances that should have been so disclosed (whether or not as exceptions) with respect to such particular representation or warranty contained in Section 5.03 or 5.04, results or would be reasonably likely to result in a Material Adverse Effect with respect to the Company, in the case of Section 5.03, or Parent, in the case of Section 5.04, or would materially impair or delay the ability of the parties to consummate the Merger or the other transactions contemplated hereby.

                  5.03 Representations and Warranties of the Company. Subject to Sections 5.01 and 5.02 and except as specifically disclosed in the Company SEC Documents or as Previously Disclosed, the Company hereby represents and warrants to Parent as follows:

                  (a) Organization, Standing and Authority. The Company is duly incorporated and an existing corporation in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and is in good standing in the States of the United States and each foreign jurisdiction (with respect to jurisdictions which recognize such concept) where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

                  (b) Capital Stock. As of the date of this Agreement, the Company has (i) 400,000,000 authorized shares of Company Common Stock, of which 146,748,399 shares were outstanding as of July 7, 2000, and (ii) 20,000,000 authorized shares of Company Preferred Stock, of which no shares are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights. Set forth on the Company's Disclosure Schedule is a list of each Compensation and Benefit Plan under which any shares of capital stock of the Company or any Rights with respect thereto have been or may be awarded or issued ("Company Stock Plans"). As of July 7, 2000, the Company has outstanding Company Options representing the right to acquire 33,614,900 shares of Company Common Stock. Except as described in the immediately preceding sentence, the Company has no Company Common Stock authorized for issuance pursuant to any Company Stock Plans, except that, as of July 7, 2000, there were 15,014,217 shares of Company Common Stock authorized for issuance pursuant to the Company Stock Plans. Except as set forth above, there are no existing Rights of any kind with respect to the Company, and no securities or obligations evidencing such Rights are authorized, issued or outstanding. Except for the Convertible Debentures of the Company previously issued to certain key employees of the Company and its Subsidiaries in 2000 prior to the date hereof, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

                  (c) Subsidiaries. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 includes all the Subsidiaries of the Company which as of the date hereof are Significant Subsidiaries. No equity securities of any of the Company's Subsidiaries are or may become required to be issued (other than to the Company or a wholly owned Subsidiary of the Company) by reason of any Rights with respect thereto. There are no Contracts by which any of the Company's Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no Contracts relating to the rights of the Company to vote or to dispose of such shares. All of the shares of capital stock of each of the Company's Significant Subsidiaries are validly issued, fully paid and nonassessable and subject to no Rights and are owned by the Company or a Subsidiary of the Company free and clear of any Liens. Each of the Company's Significant Subsidiaries is in good standing under the laws of the jurisdiction in which it is organized, and is duly qualified to do business and in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

                  (d) Corporate Power. Each of the Company and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets.

                  (e) Corporate Authority and Action.

                           (i) The Company has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under this Agreement and, subject only to obtaining the requisite adoption of this Agreement by the holders of a majority of the shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the "Company Requisite Vote"), to consummate the Merger. This Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

                       (ii) The Company has taken all action necessary in order to exempt this Agreement, the Voting Agreements and the Merger and the other transactions contemplated hereby and thereby from, and this Agreement, the Voting Agreements and the Merger and the other transactions contemplated hereby and thereby are exempt from, (i) the requirements of any "moratorium," "control share," "fair price" or other antitakeover laws and regulations of the State of Delaware, including
        Section 203 of the DGCL, and of any other State and (ii) the provisions of Article XIII of the Company's certificate of incorporation with respect to "Business Combinations".

                       (iii) The Company has taken all corporate action necessary in order to authorize the execution and delivery of, and performance of its obligations under, and has entered into, amendments to each of the GE Stockholders Agreement and the Yasuda Stockholders Agreement (the "GE Amendment" and the "Yasuda Amendment", respectively). Each of the GE Amendment and the Yasuda Amendment is a valid and legally binding agreement of the Company and, assuming the due authorization, execution and delivery of such agreement by each other party thereto, is enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

               (f) Governmental Filings; No Violations. Other than those (i) pursuant to Section 2.02, (ii) under the HSR Act, the Exchange Act and the Securities Act, (iii) pursuant to the European Community Merger Control Regulation, (iv) required to be made with Self-Regulatory Organizations and Governmental Authorities regulating brokers, dealers, investment advisors, investment companies, banks, trust companies and insurance companies, (v) required to be made pursuant to state insurance or banking and trust company regulations and (vi) such other filings and/or notices set forth in the Company's Disclosure Schedule, no notices, reports, applications or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any of them from, any Governmental Authority in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby. Subject, in the case of clause (A) below, to obtaining the Company Requisite Vote, and the making or obtaining of all filings, notices, applications, consents, registrations, approvals, permits or authorizations with or of any relevant Governmental Authority with respect to the Merger and the other transactions contemplated hereby, (A) the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby and (B) the execution and delivery of the GE Amendment and the Yasuda Amendment, and the performance by the Company of its obligations thereunder, do not and will not (1) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to, any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or any Contract of it or of any of its Subsidiaries or to which the Company or any of the Company's Subsidiaries or its or their properties is subject or bound or
(2) constitute a breach or violation of, or a default under, the Constitutive Documents of the Company or any of its Subsidiaries or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit or license or the consent or approval of any other party to any such Contract.

               (g) Reports. The Company and its Subsidiaries have filed all reports, registrations, statements and other filings, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1997 with (i) the SEC or the CFTC or (ii) any other applicable Governmental Authorities (all such reports and statements, including the financial statements, exhibits and schedules thereto, being collectively referred to herein as the "Reports"), including all Reports required under the Securities Laws. Each of the Reports, when filed, complied as to form with the statutes, rules, regulations and orders enforced or promulgated by the Governmental Authority with which they were filed.

               (h) Company SEC Documents and Financial Statements.

                       (i) Since January 1, 1998, the Company has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC ("Company SEC Documents"). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement), each of the Company SEC Documents, including the financial statements, exhibits and schedules thereto, filed and publicly available with the SEC prior to the date hereof complied (and each of the Company SEC Documents filed after the date of this Agreement, will comply) as to form with applicable Securities Laws and did not (or in the case of statements, circulars or reports filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                       (ii) Each of the Company's consolidated statements of financial condition or balance sheets included in or incorporated by reference into the Company SEC Documents, including the related notes and schedules, fairly presented in all material respects (or, in the case of Company SEC Documents filed after the date of this Agreement, will fairly present in all material respects) the consolidated financial position of the Company and its Subsidiaries as of the date of such balance sheet and each of the Company's consolidated statements of income, cash flows and changes in stockholders' equity included in or incorporated by reference into Company SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the "Company Financial Statements"), fairly presented in all material respects (or, in the case of Company SEC Documents filed after the date of this Agreement, will fairly present in all material respects) the consolidated results of operations, cash flows and changes in stockholders' equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein and except, in the case of unaudited statements, for the absence of notes).

               (i) Absence of Undisclosed Liabilities. Except as disclosed in the Company Financial Statements or the Company SEC Documents filed prior to the date hereof, none of the Company or its Subsidiaries has any obligation or liability (contingent or otherwise), that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company.

               (j) Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement or the transactions contemplated hereby and except as disclosed in the Company SEC Documents filed prior to the date hereof, since December 31, 1999, the Company and its Subsidiaries have conducted their business only in the ordinary course, and there has not been (i) any Material Adverse Effect on the Company or, to the knowledge of the Company, any development or combination of developments reasonably likely to have a Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, other than regular quarterly cash dividends of $0.12 per share on the Company's Common Stock, (iii) any split, dividend, combination, recapitalization or similar transaction with respect to any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, except for issuances of Company Common Stock upon the exercise of Company Options awarded prior to the date hereof in accordance with their terms, (iv) prior to the date hereof (A) any granting by the Company or any of its Subsidiaries to any current or former director, executive officer or other key employee of the Company or its Subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in the ordinary course of business and in accordance with past practice or as was required under any employment agreements in effect as of December 31, 1999, (B) any granting by the Company or any of its Subsidiaries to any such current or former director, executive officer or key employee of any increase in severance or termination pay, except in the ordinary course of business and consistent with past practice, or (C) any entry by the Company or any of its Subsidiaries into, or any amendments of, any Compensation and Benefit Plan, other than in the ordinary course of business and consistent with past practice, (v) except as required by a change in GAAP, any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business or (vi) any tax election that would be Material to the Company or any of its tax attributes or any settlement or compromise of any Material income tax liability (other than any such liability that was the subject of a dispute disclosed on Section 5.03(r) of the

Company's Disclosure Schedule).

               (k) Intentionally Omitted.

               (l) Litigation; Regulatory Action. Except as disclosed in the Company SEC Documents filed before the date of this Agreement, no litigation, proceeding, investigation or controversy ("Litigation") before any court, arbitrator, mediator, or Governmental Authority is pending against or involves the Company or any of its Subsidiaries, and, to the Company's knowledge, no such Litigation has been threatened; neither the Company nor any of its Subsidiaries is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of broker-dealers, securities underwriting or trading, stock exchanges, commodities exchanges, investment companies, investment advisors or insurance agents and brokers or the supervision or regulation of the Company or any of its Subsidiaries or any of the other businesses they conduct; and neither the Company nor any of its Subsidiaries has been notified in writing by or received any written communication from any such Governmental Authority to the effect that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

               (m) Compliance with Laws. Each of the Company and its
Subsidiaries:

                       (i) in the conduct of business, including its sales and marketing practices, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, suitability requirements, orders or decrees applicable thereto or to the employees conducting such businesses, and with the applicable rules of all Self-Regulatory Organizations to which it is subject;

                       (ii) has all permits, licenses, authorizations, orders and approvals of, and has made or obtained all filings, notices, applications, consents, registrations, approvals, permits or authorizations with, to or of all Governmental Authorities and Self-Regulatory Organizations that are required in order to permit it to own and operate its businesses as presently conducted; and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Company's knowledge, no suspension or cancellation of any of them is threatened or reasonably likely; and all such filings, applications and registrations are current;

                       (iii) has received no written notification or written communication from any Governmental Authority (A) asserting that it is not in compliance with any of the statutes, rules, regulations, or ordinances which such Governmental Authority enforces, or has otherwise engaged in any unlawful business practice, (B) threatening to revoke any license, franchise, permit, seat on any stock or commodities exchange or governmental authorization, (C) requiring it (including any of its directors or controlling persons) to enter into any order, decree, agreement, memorandum of understanding or similar arrangement (or requiring the board of directors thereof to adopt any resolution or policy) or (D) restricting or disqualifying the activities of the Company or any of its Subsidiaries (except for restrictions generally imposed by rule, regulation or administrative policy on brokers, dealers, investment advisors or banking organizations generally);

                       (iv) is not, nor is any Affiliate of it, subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Exchange Act or is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any broker-dealer Subsidiary of the Company as a broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and there is no reasonable basis for, or proceeding or investigation, whether formal or informal or whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitations, suspension or revocation;

                       (v) is not required to be registered as an investment company; and

                       (vi) in the conduct of its business with respect to employee benefit plans subject to Title I of ERISA ("ERISA Plans"), it has not (A) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which would subject it to liability under Sections 405 or 409 of ERISA, (B) engaged in a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975(c) of the Code which would subject it to liability or Taxes under Sections 409 or 502(i) of ERISA or Section 4975(a) of the Code or (C) engaged in any conduct that could constitute a crime or violation listed in Section 411 of ERISA which could preclude such person from providing services to any ERISA Plan.

               (n) Registrations. The Company and each of its Subsidiaries which are required to be registered as a broker-dealer, an investment advisor, a commodity pool operator, futures commission merchant, introducing broker, commodity trading advisor or insurance agent with the SEC, the CFTC, the securities commission or similar authority or insurance authority of any state or foreign jurisdiction or any Self-Regulatory Organization are duly registered as such and such registrations are in full force and effect. All United States Federal, state and foreign registration requirements have been complied with and such registrations as currently filed, and all periodic reports required to be filed with respect thereto, are accurate and complete. Since January 1, 1998, there have been no contributions or payments, and there is no other information, that would be required to be disclosed by the Company or any of the Company's Subsidiaries on any Form G-37/G-38 or recorded by the Company or any such Subsidiary pursuant to Rule G-8(a)(xvi) of the MSRB.

               (o) No Brokers. None of the Company or its Subsidiaries, or any of their directors, officers or employees, has employed any broker or finder, or incurred any broker's or finder's commissions or fees, in connection with the transactions contemplated hereby, except that the Company has engaged The Blackstone Group L.P. and Goldman, Sachs & Co. as its financial advisors, the arrangements with which have been provided to Parent.

               (p) Compensation and Benefit Plans.

                       (i) The Company has Previously Disclosed a complete list of all material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the "Employees") and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, bonus, deferred compensation, profit-sharing, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, and all material employment or severance contracts, contract or arrangement (the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto have been provided or made available to Parent.

                       (ii) All Compensation and Benefit Plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA ("Multiemployer Plans"), covering Employees (the "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of
        Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS with respect to "TRA" (as defined in Section 1 of IRS Revenue Procedure 93-39), and the Company is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter. There is no pending or, to the knowledge of the Company, threatened litigation relating to the Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that would subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

                       (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither the Company nor any of its Subsidiaries presently contributes to a Multiemployer Plan, nor have they contributed to such a plan within the past five calendar years. No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period ending on the date hereof.

                       (iv) All contributions required to be made under the terms of any Plan have been timely made or have been reflected on the Financial Statements. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or
        Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                       (v) Under each Pension Plan which is a single-employer plan, as of the most recently completed actuarial valuation prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and to the knowledge of the Company there has been no adverse change in the financial condition of such Pension Plan since such valuation date.

                       (vi) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any plan other than obligations required pursuant to Section 4980B of the Code or
        Part 6 of Title I of ERISA.

                       (vii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any Employee under any Compensation and Benefit Plan or otherwise from the Company or any of its Subsidiaries,
        (B) increase any benefits otherwise payable under any Compensation and Benefit Plan, (C) result in any acceleration of the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of any such benefit, or (D) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans.

               (q) Labor Relations. Each of the Company and its Subsidiaries is in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act, the Worker Adjustment and Retraining Notification Act, any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of the Company or its Subsidiaries is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or, to the knowledge of the Company, threatened against any of the Company or its Subsidiaries before the National Labor Relations Board. Neither the Company nor any of its Subsidiaries is a party to, is negotiating or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that the Company or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving the Company or any of its Subsidiaries pending or, to its knowledge, threatened, nor is it aware of any activity involving the Company's or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

               (r) Taxes. (i) The Company and its Subsidiaries have filed completely and correctly in all material respects all Tax Returns which are required by all applicable laws to be filed by them, and have paid, or made adequate provision for the payment of, all material Taxes, including material withholding Taxes, owed by the Company or its Subsidiaries; (ii) all Taxes which the Company and its Subsidiaries are required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper taxing authorities to the extent due and payable; (iii) the Company and its Subsidiaries have not executed any waiver to extend, or otherwise taken or failed to take any action that would have the effect of extending, the applicable statute of limitations in respect of any Tax liabilities of the Company or any of its Subsidiaries for the fiscal years prior to and including the most recent fiscal year; (iv) the Company or its predecessor has been a member of the Company's existing U.S. federal consolidated group for at least the past 20 years; (v) the Company is not a party to any tax sharing agreement or arrangement, other than with its Subsidiaries; (vi) no liens for Taxes exist with respect to any of the assets or properties of the Company, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith; (vii) all of the U.S. federal income Tax Returns filed by or on behalf of each of the Company and its Subsidiaries have been examined by and settled with the IRS, or the statute of limitations with respect to the relevant Tax liability expired, for all taxable periods through and including the period ending on the date on which the Effective Time occurs; (viii) all Taxes due with respect to any completed and settled audit, examination or deficiency Litigation with any taxing authority have been paid in full; (ix) there is no audit, examination, deficiency, or refund Litigation pending with respect to any Taxes and during the past three years no taxing authority has given written notice of the commencement of any audit, examination or deficiency Litigation, with respect to any Taxes; (x) neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or intends or plans to take any action or knows of any agreement, arrangement, plan or intention to take any action that is reasonably likely to prevent the (A) transactions contemplated by this Agreement from qualifying for the Tax Treatment or (B) tax opinions described in Sections 7.02(c) and 7.03(c) from being provided.

               (s) Proprietary Rights. The Company and its Subsidiaries have the right to use the names, service-marks, trademarks and other intellectual property necessary to carry on their business substantially as currently conducted and, to the knowledge of the Company, there are no infringements of or conflicts with the rights of others with respect to the use of such names, service-marks, trademarks, or other intellectual property in any state of the United States.

               (t) Investment Advisory Activities.

                       (i) Each of the Investment Companies (or the trust of which it is a series) is duly organized and existing in good standing under the laws of the jurisdiction under which it is organized. Each of the Investment Companies (or the trust or corporation of which it is a series) that is registered or required to be registered under the Investment Company Act (each, a "Registered Fund") is governed by a board of trustees or directors (each a "Fund Board" and, collectively, the "Fund Boards") consisting of at least 50% of trustees or directors who are not "interested persons" (as defined in the Investment Company
        Act) of the Registered Funds or the Company. The Fund Boards operate in all material respects in conformity with the requirements and restrictions of Sections 10 and 16 of the Investment Company Act, to the extent applicable.

                       (ii) Each of the Investment Companies is in compliance with all applicable United States federal, state and foreign laws, rules and regulations of the SEC, the CFTC, the IRS, and any Self-Regulatory Organization having jurisdiction over such Investment Company.

                       (iii) Each Investment Company has been operated or managed in compliance with its respective objectives, policies and restrictions, including those set forth in the applicable prospectus and registration statement, if any, for that Investment Company. The Company and its Subsidiaries have operated their investment accounts in accordance with the investment objectives and guidelines in effect for such investment accounts.

                       (iv) Neither the Company, nor, to the knowledge of the Company, any "affiliated person" (as defined in the Investment Company
        Act) of the Company, is ineligible pursuant to Section 9(a) or (b) of the Investment Company Act to serve as an investment advisor (or in any other capacity contemplated by the Investment Company Act) to a Registered Fund; neither the Company, nor, to the knowledge of the Company, any "associated person" (as defined in the Investment Advisers
        Act) of the Company is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as an associated person to a registered investment advisor.

               (u) Financial Opinion. The Company has received the oral opinion (to be subsequently confirmed in writing) of Goldman, Sachs & Co., on or prior to the date of this

Agreement, to the effect that, as of the date of such opinion, the Consideration is fair from a financial point of view to holders of shares of Company Common Stock (other than Parent and its affiliates).

               (v) Certain Contracts. Except as set forth in the Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the business of the Company or its Subsidiaries is or would be conducted.

               (w) Derivatives. All swap, forward, future, option, or any other similar agreement or arrangement executed or arranged by the Company, whether entered into for the Company's account, or for the account of one or more of the Company's Subsidiaries or their customers, to the Company's knowledge, were entered into (i) in accordance with all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed at the time to be financially responsible; and each of them constitutes the valid and legally binding obligation of the Company or any of its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

               5.04 Representations and Warranties of Parent and the Merger Subsidiary. Except as Previously Disclosed, Parent and the Merger Subsidiary hereby represent and warrant to the Company as follows:

               (a) Organization, Standing and Authority. Parent has been duly organized and is an existing Aktiengesellschaft under the laws of Switzerland and is in good standing under the laws of Switzerland. The Merger Subsidiary has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware. Each of Parent and the Merger Subsidiary is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdiction (with respect to jurisdictions which recognize such concept) where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of Parent and its Subsidiaries has in effect all United States Federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

               (b) Capital Stock. At May 31, 2000, Parent had issued and paid up share capital of 431,192,263 shares of capital stock, of which 1,053,082 shares were at the disposal of the Parent Board of Directors. In addition to the issued and paid up share capital, 758,807 shares of capital stock are unissued and are reserved for the Parent employee share ownership plan and optional dividend warrants. In the aggregate, these 431,951,070 shares represent the maximum amount of shares of capital stock that may be issued in the future without further approval from the stockholders of Parent.

               (c) Corporate Authority and Action. Parent and the Merger Subsidiary each has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, subject only to obtaining the requisite authorization of an increase in the ordinary share capital of Parent by the affirmative vote of not less than two-thirds of the holders of Parent Shares voting in person or by proxy at the Parent Shareholders Meeting (the "Parent Requisite Vote"), to consummate the Merger. This Agreement is a valid and binding agreement of Parent and the Merger Subsidiary, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

               (d) Parent Shares. Subject only to obtaining the Parent Requisite Vote, the Parent Shares to be issued in the Merger, when issued in accordance with Section 3.01, will be duly and validly issued and fully paid up and subject to no preemptive rights.

               (e) Governmental Filings; No Violations. Other than the filings and/or notices (i) pursuant to Section 2.02, (ii) under the HSR Act, the Exchange Act and the Securities Act, (iii) pursuant to the European Community Merger Control Regulation, (iv) required to be made pursuant to state insurance or banking regulations or with the Board of Governors of the Federal Reserve System, (v) required to be made with the NYSE, the Swiss Exchange and other Self-Regulatory Organizations and (vi) such other filings and/or notices set forth in Parent's Disclosure Schedule, no notices, reports, applications or other filings are required to be made by Parent or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any of them from, any Governmental Authority in connection with the execution and delivery of this Agreement by Parent and by the Merger Subsidiary and the consummation by Parent and the Merger Subsidiary of the Merger and the other transactions contemplated hereby. Subject to obtaining the Parent Requisite Vote, and the making or obtaining of all filings, notices, applications, consents, registrations, approvals, permits or authorizations with or of any relevant Governmental Authority with respect to the Merger and the other transactions contemplated hereby, the execution, delivery and performance of this Agreement, and the consummation of the Merger and other transactions contemplated hereby, does not and will not (A) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to, any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or any Contract of it or of any of its Subsidiaries or to which Parent or any of Parent's Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Constitutive Documents of Parent or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, or the consent or approval of any other party to any such Contract.


               (f) Parent SEC Documents and Financial Statements.

                       (i) Parent has timely filed or furnished all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the federal Securities Laws required to be filed or furnished by it or any of its Subsidiaries with respect to periods since December 31, 1998 through the date of this Agreement (collectively, the "Parent SEC Documents") and will promptly provide each such registration statement, offering circular, report, definitive proxy statement or information statement filed, furnished or circulated after the date hereof, each in the form (including exhibits and any amendments thereto) filed with the SEC (or if not so filed, in the form used or circulated). As of their respective dates (and without giving effect to any amendments or modifications filed or furnished after the date of this Agreement), each of the SEC Documents, including the financial statements, exhibits and schedules thereto, filed, furnished or circulated prior to the date hereof complied (and each of the Parent SEC Documents filed, furnished or circulated after the date of this Agreement, will comply) as to form with applicable Securities Laws and did not (or in the case of reports, statements, or circulars filed, furnished or circulated after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                       (ii) Each of Parent's consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents, including the related notes and schedules, fairly presented (or, in the case of Parent SEC Documents filed or furnished after the date of this Agreement, will fairly present) the consolidated financial position of Parent and its Subsidiaries as of the date of such balance sheet and each of the consolidated statements of income, cash flows and changes in equity included in or incorporated by reference into Parent SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the "Parent Financial Statements"), fairly presented (or, in the case of Parent SEC Documents filed or furnished after the date of this Agreement, will fairly present) the consolidated results of operations, cash flows and changes in equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with IAS consistently applied during the periods involved and, in the case of notes 42 and 43 to the consolidated financial statements of Parent included in the Annual Report on Form 20-F of Parent filed with the SEC on June 30, 2000, the information included presents fairly a reconciliation of the consolidated financial position and consolidated results of operations between IAS and GAAP consistently applied during the periods involved (except, in each case, as may be noted therein and except, in the case of unaudited statements, for the absence of notes).

               (g) Absence of Undisclosed Liabilities. Except as disclosed in the Parent

Financial Statements or the Parent SEC Documents filed prior to the date hereof, none of Parent or its Subsidiaries has any obligation or liability (contingent or otherwise), that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Parent.

               (h) Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement or the transactions contemplated hereby and except as disclosed in the Parent SEC Documents filed prior to the date hereof, since December 31, 1999, Parent and its Subsidiaries have conducted their business only in the ordinary course, and there has not been any Material Adverse Effect on Parent or, to the knowledge of Parent, any development or combination of developments reasonably likely to have a Material Adverse Effect.

               (i) Litigation; Regulatory Action. Except as disclosed in the Parent SEC Documents filed before the date of this Agreement, no Litigation before any court, arbitrator, mediator or Governmental Authority is pending against or involves Parent or any of its Subsidiaries, and, to Parent's knowledge, no such Litigation has been threatened.

               (j) Compliance with Laws. Each of Parent and its Subsidiaries:

                       (i) in the conduct of business, including its sales and marketing practices, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, suitability requirements, orders or decrees applicable thereto or to the employees conducting such businesses (in their capacity as employees), and with the applicable rules of all Self-Regulatory Organizations to which it is subject;

                       (ii) has all permits, licenses, authorizations, orders and approvals of, and has made or obtained all filings, notices, applications, consents, registrations, approvals, permits or authorizations with, to or of all Governmental Authorities that are required in order to permit it to own and operate its businesses as presently conducted; and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to Parent's knowledge, no suspension or cancellation of any of them is threatened or reasonably likely; and all such filings, applications and registrations are current;

                       (iii) has received no written notification or written communication from any Governmental Authority (A) asserting that it is not in compliance with any of the statutes, rules, regulations, or ordinances which such Governmental Authority enforces, or has otherwise engaged in any unlawful business practice, (B) threatening to revoke any license, franchise, permit, seat on any stock or commodities exchange or governmental authorization, (C) requiring it (including any of its directors or controlling persons) to enter into any order, decree, agreement, memorandum of understanding or similar arrangement (or requiring the board of directors thereof to adopt any resolution or policy) or (D) restricting or disqualifying the activities of Parent or any of its Subsidiaries (except for restrictions generally imposed by rule, regulation or administrative policy on brokers, dealers or investment advisors generally);

                       (iv) is not, nor is any Affiliate of it, subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Exchange Act or is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any broker-dealer Subsidiary of Parent as a broker-dealer, municipal securities dealer, government securities broker or government securities dealer under
        Section 15, Section 15B or Section 15C of the Exchange Act; and

                       (v) is not required to be registered as an investment company.

               (k) Investment Companies. Neither Parent nor, to the knowledge of Parent, any "affiliated person" (as defined in the Investment Company Act) thereof, is ineligible pursuant to Section 9(a) or (b) of the Investment Company Act to serve as an investment advisor (or in any other capacity contemplated by the Investment Company Act) to a Registered Fund; and neither Parent nor, to the knowledge of Parent, any "associated person" (as defined in the Investment Advisors Act) thereof, is ineligible pursuant to Section 203 of the Investment Advisors Act to serve as an investment advisor or as an associated person to a registered investment advisor.

               (l) Funds. At the Effective Time, Parent will have the funds necessary to consummate the Merger and pay the Consideration in accordance with the terms of this Agreement.

               (m) Interim Operations of the Merger Subsidiary. The Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. The Merger Subsidiary is a wholly owned subsidiary of Parent.

               (n) Taxes. Parent and its Subsidiaries have paid, or made adequate provision for the payment of, all material Taxes, including material withholding Taxes, owed by Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or intends or plans to take any action or knows of any agreement, arrangement, plan or intention to take any action that is reasonably likely to prevent the (x) transactions contemplated by this Agreement from qualifying for the Tax Treatment or (y) tax opinions described in Sections 7.02(c) and 7.03(c) from being provided.


                                   ARTICLE VI

                                    COVENANTS

               6.01 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and the Merger Subsidiary will use its reasonable best efforts in good faith to take, or cause to be taken (including causing any of its Subsidiaries to take), all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and will cooperate fully with the other parties hereto to that end; and, in furtherance of the foregoing, the parties agree to use their respective reasonable best efforts to prevent the entry of any Restraints and to appeal as promptly as practicable any such Restraints that may be entered.

               (b) Without limiting the generality of Section 6.01(a), the Company will use its reasonable best efforts to obtain (i) any consents of Clients (including in the case of Registered Funds, the boards of directors or trustees and the stockholders of such Registered Funds) necessary under any Advisory Agreement or the Investment Company Act in connection with the deemed assignment of any such Advisory Agreement upon consummation of the Merger, and
(ii) the consent or approval of all persons party to a Contract with the Company or any of its Subsidiaries, to the extent such consent or approval is required in order to consummate the Merger or for the Surviving Corporation to receive the benefits of such Contract; provided, that in no event shall the Company be deemed to have failed to satisfy the conditions set forth in Section 7.03(b) solely on the basis that any such consents or approvals have not been obtained as of the Closing Date. Nothing in this Section 6.01(b) shall be deemed to require the Company to waive any material rights or agree to any material limitation on its operations.

               6.02 Registration Statement. (a) Each of the Company and Parent will cooperate with respect to and as promptly as practicable prepare, and Parent will file with the SEC as soon as practicable, a Registration Statement on Form F-4 (the "Form F-4") under the Securities Act with respect to the issuance pursuant to this Agreement of Parent Shares, which Registration Statement will include the proxy statement/prospectus to be sent to the Company's Stockholders (the "Company Proxy Statement"). Parent and the Company will cause the Form F-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of the Company and Parent will use its respective reasonable best efforts to have the Form F-4 declared effective by the SEC as promptly as practicable after such filing. Parent will use its reasonable best efforts to obtain, prior to the effective date of the Form F-4, any necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and to cause the Company Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act. Each of the Company and Parent shall furnish all information concerning it to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Company Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Form F-4 or the Company Proxy Statement and shall provide the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to submitting the Form F-4 (or any amendment or supplement thereto) or filing or mailing the Company Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent, as the case may be, (i) shall provide the other party an opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by such other party.

               (b) Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Form F-4, including the Company Proxy Statement and any amendment or supplement thereto will, at the time the Form F-4 becomes effective under the Securities Act, at the date of mailing to stockholders and at the time or times of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the date of the Company Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, officers, or directors, should be discovered by the Company or Parent which should be set forth in an amendment to the Form F-4 or a supplement to the Company Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and, to the extent required by law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

               6.03 Parent Documents. (a) Parent will, with the reasonable assistance of the Company, as promptly as practicable following the date of this Agreement prepare a circular to be sent to Parent's shareholders in connection with the Parent Shareholders Meeting (the "Parent Circular") and any document required by applicable law to be included therein or furnished therewith (together, the "Parent Documents"). Parent agrees, as to itself and its Subsidiaries, that the Parent Documents and any supplements thereto and any circulars or documents issued to shareholders of Parent, will contain all particulars relating to Parent required to comply in all material respects with any applicable statutory and other legal provisions. Each of the Company and Parent shall furnish all information concerning it to the other as may be reasonably requested in connection with any such action and the preparation and distribution of the Parent Documents. Notwithstanding the foregoing, prior to mailing the Parent Documents (or any amendment or supplement thereto), each of the Company and Parent, as the case may be, (i) shall provide the other party an opportunity to review and comment on such document and (ii) shall include in such document all comments reasonably proposed by such other party.

               (b) Parent will use its reasonable best efforts to cause the definitive Parent Documents to be mailed to its shareholders as promptly as practicable after the preparation thereof and any applicable review or approval by any applicable Governmental Authority.

               6.04 Stockholder Meetings. The Company will take all action necessary to convene a special meeting of the holders of the Company's Common Stock at which the holders of the Company's Common Stock will consider the adoption of this Agreement (including any adjournments or postponements thereof, the "Company Stockholders Meeting") as promptly as practicable after the Form F-4 has been declared effective by the SEC; provided, however, that, within the 10-day period immediately preceding the Company Stockholders Meeting, the Company may, in the event that an Acquisition Proposal is made within such 10-day period, postpone the Company Stockholders Meeting for a period not to exceed 14 days following the date on which such Acquisition Proposal was made. Parent will take all action necessary to convene an extraordinary general meeting of Parent's shareholders at which a resolution will be proposed to consider the approval of the authorization of Parent Shares to be issued in the Merger and pursuant to Company Options and the Company Stock-Based Awards to be assumed in the Merger (the "Parent Shareholders Meeting") as promptly as practicable after the date hereof. Subject to the terms of this Agreement and subject to its fiduciary obligations under applicable law, the Board of Directors of the Company shall recommend to its stockholders, the adoption of this Agreement and shall use best reasonable efforts to solicit such authorization or adoption, as the case may be. In the event that subsequent to the date hereof, the Board of Directors of the Company determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders reject this Agreement, the Company shall nevertheless submit this Agreement to the holders of the Company Common Stock for adoption at the Company Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting. The Board of Directors of Parent agrees to recommend to its stockholders the authorization of the Parent Shares to be issued in the Merger; it being expressly understood that nothing contained in this Agreement shall prevent Parent's Board of Directors from making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, failure so to disclose would be inconsistent with its disclosure or other obligations under applicable law.

               6.05 Publicity. The initial press release concerning the Merger and the other transactions contemplated by this Agreement shall be a joint press release in such form agreed to by the parties and thereafter the Company and Parent each shall consult with the other and provide each other the opportunity to review, comment upon and use reasonable best efforts to agree on, any press release or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and neither party shall issue any press release or otherwise make any public announcements with respect thereto without the other's prior consent, except as may be required by law or court process or by obligations pursuant to any listing agreement with or rules of any applicable securities exchange.

               6.06 Access; Information.

               (a) The Company will, upon reasonable notice and subject to applicable laws relating to the exchange of information, afford Parent and its authorized Representatives, reasonable access during normal business hours throughout the period prior to the Effective Time or the termination of this Agreement to the books, records (including tax returns and work papers of independent auditors), properties, personnel and such other information as Parent may reasonably request and, during such period, it shall furnish promptly to such other party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of the Securities Laws, and
(ii) all other information concerning the business, properties and personnel of it as the other party may reasonably request.

               (b) Parent will, upon reasonable notice and subject to applicable laws relating to the exchange of information, afford the Company and its authorized Representatives, reasonable access during normal business hours throughout the period prior to the Effective Time or the termination of this Agreement to the books, records (including tax returns and work papers of independent auditors), properties, personnel and to such other information as the Company may reasonably request and, during such period, it shall furnish promptly to such other party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of Securities Laws, and
(ii) all other information concerning the business, properties and personnel of it as the other party may reasonably request.

               (c) Each of Parent and the Company confirm that any information obtained pursuant to this Section 6.06 will be subject to the terms of the letter agreement, dated June 30, 2000 (as it may be amended from time to time, the "Confidentiality Agreement"), between Parent and the Company.

               (d) No investigation by a party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement or the conditions to consummation of the Merger contained in Article VII.

               (e) As soon as practicable after the date of this Agreement, Parent will deliver to the Company an information request list requesting information regarding the Subsidiaries of the Company reasonably necessary in connection with seeking regulatory notice and approvals required in connection with the transactions contemplated by this Agreement and the Company shall use its reasonable best efforts to provide within 20 days of such delivery the requested information based on information within the Company's possession.

               6.07 Acquisition Proposals. (a) The Company will not, and will cause its officers, directors, agents, advisors and Affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal, other than the transactions contemplated by this Agreement; provided, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, failure so to disclose would be inconsistent with its obligations under applicable law; (ii) providing (or authorizing the provision of) information to, or engaging in (or authorizing) such discussions or negotiations with, any person who has made a bona fide written Acquisition Proposal received after the date hereof which did not result from a breach of this Section 6.07; (iii) recommending such an Acquisition Proposal to its stockholders (and in connection therewith withdrawing its favorable recommendation to stockholders of this Agreement), if and only to the extent that, (x) in the case of actions referred to in clause (ii), the Company's Board of Directors determines in good faith that such Acquisition Proposal has a reasonable probability of resulting in a Superior Proposal or, in the case of actions referred to in clause (iii), is a Superior Proposal, (y) in the case of actions referred to in each of clauses (ii) and (iii), the Company's Board of Directors, after having consulted with and considered the advice of outside counsel to such Board, determines in good faith that providing such information or engaging in such negotiations or discussions, or making such recommendation, is required in order to discharge the directors' fiduciary duties in accordance with Delaware law and (z) the Company receives from such person a confidentiality agreement substantially in the form of the Confidentiality Agreement (which shall not preclude the making of any Acquisition Proposal); or
(iv) withdrawing its favorable recommendation to stockholders of this Agreement or the Merger if, in the good faith judgment of its Board of Directors, such action would be required in order to discharge its obligations under applicable law. For purposes of this Agreement, a "Superior Proposal" means any Acquisition Proposal by a third party on terms which the Company's Board of Directors determines in its good faith judgment, after consultation with its financial advisors, to be more favorable to stockholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law, after giving Parent at least five Business Days to respond to such third-party Superior Proposal once the Board has notified Parent that in the absence of any further action by Parent it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by Parent. The Company also agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Parent, with respect to any of the foregoing. The Company shall promptly (within 24 hours) advise Parent following the receipt by it of any Acquisition Proposal and the material terms thereof (including the identity of the person making such Acquisition Proposal), and advise Parent of any developments (including any change in such terms) with respect to such Acquisition Proposal promptly upon the occurrence thereof.

               (b) Nothing contained in this Section 6.07 or any other provision of this Agreement will prohibit the Company or the Company's Board of Directors from notifying any third party that contacts the Company on an unsolicited basis after the date hereof concerning an Acquisition Proposal of the Company's obligations under this Section 6.07.

               6.08 Regulatory Applications; Consents.

               (a) The Company, Parent, and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings, notices, applications, consents, registrations, approvals, permits or authorizations with, to, or of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. Each of the Company and Parent shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent agrees to act reasonably and as promptly as practicable. Each of the Company and Parent agrees that it will consult with the other party hereto with respect to the obtaining of all material consents, registrations, approvals, permits and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

               (b) Subject to applicable laws governing the exchange of information, each of the Company and Parent will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

               (c) The Company will cooperate with Parent to ensure that, to the extent reasonably practicable, on the Closing Date the activities and assets of the Company and its Subsidiaries are permitted to be conducted or held by Parent (as a foreign bank qualified as a financial holding company) and its Subsidiaries under the Bank Holding Company Act of 1956, as amended. Nothing in this Section 6.08(c) shall be deemed to require the Company to waive any material rights or agree to any material limitations on its operations or to dispose of any material asset or collection of assets prior to the Closing Date.

               6.09 Employee Matters. (a) Parent will honor and will cause the Surviving Corporation to honor, in accordance with their respective terms the Company Compensation and

Benefit Plans and all of the Company's other employee benefit, compensation, employment, severance and termination plans, programs, policies, and arrangements, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event).

               (b) Parent agrees that during the period commencing at the Effective Time and ending on the later of December 31, 2001 and the first anniversary of the Effective Time, the Employees will continue to be provided with benefits under employee benefit plans, programs, policies or arrangements (other than stock options or other plans involving the issuance of securities of the Company or Parent) which in the aggregate are no less favorable than those provided by the Company to such Employees immediately prior to the Effective Time.

               (c) For all purposes (including, without limitation, eligibility, vesting, and benefit accrual) under the employee benefit plans of Parent and its Subsidiaries (including the Surviving Corporation) providing benefits to any Employees after the Effective Time, each Employee shall be credited with his or her years of service with the Company and its Subsidiaries (and any predecessor entities thereof) before the Effective Time, to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar Company Compensation and Benefit Plan, except for purposes of benefit accrual under defined benefit pension plans. Following the Effective Time, Parent shall, or shall cause its Subsidiaries to, (i) waive any pre-existing condition limitation under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which Employees and their eligible dependents participate (except to the extent that such pre-existing condition limitation would have been applicable under the comparable Company welfare benefit plans immediately prior to the Effective Time), and (ii) provide each Employee with credit for any co-payments and deductibles incurred prior to the Effective Time (or such earlier or later transition date to new welfare benefits plans) for the calendar year in which the Effective Time (or such earlier or later transition date) occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that the Employees participate in after the Effective Time.

               (d) Notwithstanding anything to the contrary contained herein, Parent and its Subsidiaries (including the Surviving Corporation) shall provide severance compensation benefits to Employees who are Involuntarily Terminated during the six-month period following the Effective Time in amounts determined in accordance with the terms set forth on Section 6.09(d) of the Company's Disclosure Schedule, and otherwise payable in accordance with Parent's severance plan as in effect as of the date of this Agreement as Previously Disclosed to the Company (the "Parent Severance Plan"). For the avoidance of doubt, Employees who are Involuntarily Terminated during the six-month period following the Effective Time shall be deemed to meet all eligibility requirements to receive severance benefits pursuant to the Parent Severance Plan.

               (e) As soon as practicable following the date of this Agreement, the Company shall offer to enter into retention bonus and pay guarantee agreements with key employees of the Company, as determined and approved by Parent in consultation with the Company. In no event shall any amount be payable under any such agreement prior to the Effective Time. Parent hereby agrees that the aggregate amount of retention bonuses subject to such agreements (including retention award payments paid consistent with the terms of the employment agreements to be entered into promptly following the date of this Agreement as contemplated by
Section 6.09(g)) will be $875 million.

               (f) Notwithstanding anything in this Agreement to the contrary, until the Effective Time, the Company shall be permitted to continue to accrue its annual bonuses for Employees in respect of the portion of the Company's 2000 fiscal year elapsed through the Effective Time (the "Year 2000 Bonuses") in accordance with past practice, and shall be permitted to allocate such Year 2000 Bonuses to Employees consistent with past practice. All determinations and allocations in respect of the Year 2000 Bonuses shall be made in accordance with the foregoing by Company management as constituted prior to the Effective Time. The Company may make such determinations at an earlier time in the calendar year (after the date of this Agreement) than is the usual practice of the Company, and may communicate information in respect of the Year 2000 Bonuses to Employees at any time through the Effective Time as it may determine advisable or appropriate in its sole discretion after consultation with Parent. The Year 2000 Bonuses as determined in accordance with the foregoing shall be paid in cash to Employees no later than February 9, 2001. An Employee must be employed with the Company and its Subsidiaries on the payment date to be eligible to receive his or her Year 2000 Bonus; provided, that any Employee who is Involuntarily Terminated prior to the date on which he or she would have received the Year 2000 Bonus shall receive his or her Year 2000 Bonus on the date that the Year 2000 Bonuses are paid generally by the Company and its Subsidiaries to Employees. Parent shall cause the Year 2000 Bonuses to be paid in accordance with the foregoing. In addition, during the period from the Effective Time through December 31, 2000 (the "Stub Period"), Parent shall cause the Surviving Corporation to accrue bonuses for Employees in respect of the Stub Period (the "Stub Period Bonuses") consistent with the Company's past practice and allocate and communicate such Stub Period Bonuses to Employees consistent with the Company's past practice. Parent shall cause the Stub Period Bonuses to be paid in accordance with the foregoing no later than February 9, 2001.

               (g) Promptly following the date of this Agreement, Parent and the Company shall prepare and enter into employment agreements with certain key executives of the Company consistent with the term sheets attached as Section 6.09(g) of the Company's Disclosure Schedule.

               (h) The Company shall be permitted to establish a leveraged employee partnership in respect of calendar year 2000 in addition to any such partnership established on or prior to the date of this Agreement consistent with past employee partnership investment opportunities made available by the Company to key employees.

               (i) Prior to the Effective Time, Parent and the Company shall take all such reasonable steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

               6.10 Notification of Certain Matters. (a) The Company shall give prompt notice to Parent, and Parent or the Merger Subsidiary shall give prompt notice to the Company, of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a breach of any of its representations, warranties, covenants or agreements contained herein such that any of the conditions set forth in Article VII would not be satisfied.

               (b) The Company will promptly notify Parent, and Parent will promptly notify the Company, of:

                       (i) any notice or other communication from any person alleging that any material consent of such person is or may be required as a condition to consummation of the Merger; or

                       (ii) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

               6.11 Indemnification; Directors' and Officers' Insurance. (a) From and after the Effective Time, Parent will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of immediately prior to the Effective Time (the "Indemnified Parties"), against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") arising from, relating to or otherwise in respect of, any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including with respect to the transactions contemplated by this Agreement), to the fullest extent permitted under applicable law; provided that Parent shall not be required to indemnify any Indemnified Party pursuant to this Section 6.11 if it is determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of the Company. Parent shall, and shall cause the Surviving Corporation to, advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

               (b) Any Indemnified Party wishing to claim indemnification under
Section 6.11(a), upon learning of any such claim, action, suit, proceeding or investigation, must promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party to the extent such failure does not materially prejudice Parent. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), after the Effective Time (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this
Section 6.11 to pay for only one firm of counsel (unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest) for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

               (c) For a period of six years from the Effective Time, Parent will provide director's and officer's liability insurance that serves to reimburse the present and former officers and directors of the Company or any of the Company's Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous in any material respect, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend per annum more than 200 percent of the current aggregate annual amount expended by the Company (such amount, the "Insurance Amount") to maintain or procure such directors and officers insurance coverage; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(c), Parent shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company or any Company Subsidiary may be required to make application and provide customary representations and warranties to Parent's insurance carrier for the purpose of obtaining such insurance.

               (d) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity, then and in each case, proper provision shall be made so that successors and assigns of Parent shall assume the obligations set forth in this Section 6.11.

               (e) The provisions of this Section 6.11 are intended to be for the benefit of, and enforceable in accordance with their terms by, the Indemnified Parties.

               6.12 Stock Exchange Approvals. Parent shall promptly prepare and submit to the NYSE a listing application and to the Swiss Exchange a prospectus, in each case with respect to the Parent Shares issuable in the Merger and pursuant to Company Options and the Company Stock-Based Awards to be assumed in the Merger, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listings of such Parent Shares, in the case of the NYSE, subject to official notice of issuance.

               6.13 Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and Parent Shares received in the Merger in respect of any calendar quarter or fail to receive a dividend on either shares of Company Common Stock or Parent Shares received in the Merger in respect of any calendar quarter.

               6.14 Section 15 of the Investment Company Act. The Company will use its reasonable best efforts to obtain as promptly as practicable, (a) if required by the terms of the advisory agreement with any Registered Fund, the approval of the stockholders of each such Registered Fund, pursuant to the provisions of Section 15 of the Investment Company Act applicable thereto, of a new investment company advisory agreement for such Registered Fund with the applicable Subsidiary of the Company no less favorable to the Company or its Subsidiaries to that in effect immediately prior to the Closing, and (b) a consent to assignment from each other Client to whom it or any of its Subsidiaries is providing investment advisory services; provided that in no event shall the Company be deemed to have failed to satisfy the condition set forth in Section 7.03(b) solely on the basis that any such approvals or consents have not been obtained as of the Closing Date.

               6.15 Affiliates. Prior to the Effective Time, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Stockholders Meeting, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by either the Company or Parent as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Stockholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such person is not such an affiliate. The Company shall exercise its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Closing Date, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid) (a "Company Affiliate") who makes or proposes to make an Election to receive Parent Shares, a letter dated as of the Closing Date substantially in the form attached as Exhibit D (an "Affiliate's Letter"). Parent shall not be required to maintain the effectiveness of the Form F-4 or any other registration statement under the Securities Act for the purposes of resale of Parent Shares by such Company Affiliates received in the Merger and the certificates representing Parent Shares received by such Company Affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 6.15.

               6.16 Letters of Accountants.

               (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent two "comfort" letters of Ernst & Young, LLP, the Company's independent public accountants, one dated a date within two Business Days before the effective date of the Form F-4 and one dated a date within two Business Days before the Closing Date, respectively, and addressed to Parent and its directors, in form and substance reasonably satisfactory to Parent and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form F-4.

               (b) Parent shall use its best reasonable efforts to cause to be delivered to the Company two "comfort" letters of ATAG Ernst & Young Ltd., Parent's independent public accountants, one dated a date within two Business Days before the effective date of the Form F-4 and one dated a date within two Business Days before the Closing Date, respectively, and addressed to the Company and its directors, in form and substance reasonably satisfactory to the Company and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form F-4.

               6.17 GE Stockholders Agreement. The parties hereto agree that as of the Effective Time the GE Stockholders Agreement shall forthwith become void and have no effect.

               6.18 ERISA Clients. As soon as reasonably practicable after the date hereof, but in no event later than 60 days thereafter, the Company shall deliver to Parent a schedule identifying each Client that is (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a person acting on behalf of such a plan; or (iii) an entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations (hereinafter referred to as an "ERISA Client"); and listing each contract or agreement, if any, and all amendments thereto, in effect on the date hereof, entered into by the Company or any of its Subsidiaries with respect to or on behalf of any ERISA Client, pursuant to which any of the entities identified in Exhibit E (including any entity that, to the knowledge of the Company, is an affiliate of any of the entities identified in Exhibit E) has agreed to (x) execute securities transactions; (y) provide any other goods or services; or (z) purchase, sell, exchange or swap securities or any other economic interest therein or derivative thereof, including rights to receive or obligations to pay interest or principal under any debt obligation, or rights to receive or obligations to pay interest or principal denominated in a particular currency.

               6.19 GE Amendment and Yasuda Amendment. The Company agrees not to amend, modify or waive any provision of the GE Amendment or the Yasuda Amendment and to comply in all respects with the terms thereof.

               6.20 Tax Matters. Parent shall timely satisfy, or cause to be timely satisfied, all applicable Tax reporting and filing requirements contained in the Code with respect to the transactions contemplated hereby including, without limitation, the reporting requirements of United States Treasury Regulation Section 1.367(a)-3(c)(6) with respect to the Company.


                                   ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

               7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each of Parent, the Merger Subsidiary and the Company to consummate the Merger is subject to the fulfillment or written waiver by Parent and the Company prior to the Closing of each of the following conditions:

               (a) Stockholder Approvals. (i) This Agreement shall have been duly adopted by the stockholders of the Company by the Requisite Company Vote.
(ii) The shareholders of Parent shall have approved the authorization of the Parent Shares to be issued in the Merger and pursuant to Company Options and the Company Stock-Based Awards to be assumed in the Merger by the Parent Requisite Vote.

               (b) Governmental and Regulatory Consents. All approvals, consents and authorizations of, filings and registrations with, and applications and notifications to all Governmental Authorities required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired other than those the failure of which to have been obtained or made or to have expired would not reasonably be expected to have a detrimental impact on relations with Governmental Authorities; provided, however, that none of the preceding shall be deemed obtained or made if it shall be subject to any condition or restriction the effect of which, together with any other such conditions or restrictions, would be reasonably likely to have a Material Adverse Effect on the Surviving Corporation or Parent after the Effective Time.

               (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, "Restraints") which is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

               (d) Effectiveness of Form F-4. The Form F-4 shall have become effective under the Securities Act prior to the mailing of the Company Proxy Statement to its stockholders; no stop order suspending the effectiveness of the Form F-4 shall then be in effect; and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

               (e) Exchange Listings. The Swiss Exchange shall have granted permission for the listing of the Parent Shares to be issued in the Merger and pursuant to the Company Options and the Company Stock-Based Awards to be assumed in the Merger, and such permission shall not have been withdrawn prior to the Effective Time, and the NYSE shall have authorized the Parent Shares to be issued in the Merger and pursuant to the Company Options and the Company Stock-Based Awards to be assumed in the Merger for listing on the NYSE, subject to official notice of issuance.

               7.02 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Closing of each of the following conditions:

               (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by a senior executive officer to such effect.

               (b) Performance of Obligations of Parent. Parent and the Merger Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by a senior executive officer to such effect.

               (c) Tax Opinion. The Company shall have received the opinion of Cravath, Swaine & Moore, counsel to the Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the transactions contemplated by this Agreement will qualify for the Tax Treatment. In connection with such opinion, Cravath, Swaine & Moore may request and rely upon representations contained in certificates of officers of the Company and Parent substantially in the form set forth in Exhibits F and G.

               7.03 Conditions to Obligation of Parent. The obligation of each of Parent and the Merger Subsidiary to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Closing of each of the following conditions:

               (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

               (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

               (c) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell, counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and the rules and regulations thereunder and (ii) Parent, the Merger Subsidiary and the Company will each be a "party" to such reorganization within the meaning of Section 368(b) of the Code and the rules and regulations thereunder. In connection with such opinion, Sullivan & Cromwell may request and rely upon representations contained in certificates of officers of the Company and Parent substantially in the form set forth in Exhibits F and G.


                                  ARTICLE VIII

                                   TERMINATION

               8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time:

               (a) Mutual Consent. By the mutual consent of Parent, the Merger Subsidiary and the Company.

               (b) Breach. By Parent and the Merger Subsidiary, on the one hand, or the Company, on the other hand, in the event of either: (i) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and, in each case (i) and
(ii), which breach, individually or in the aggregate with other such breaches, would cause the conditions set forth in Section 7.03(a) or (b), in the case of a breach by the Company, and Section 7.02(a) or (b), in the case of a breach by Parent or the Merger Subsidiary, not to be satisfied or is reasonably likely to prevent, materially delay or materially impair the ability of the Company, the Merger Subsidiary or Parent to consummate the Merger and the other transactions contemplated by this Agreement.

               (c) Delay. By Parent or the Company in the event that the Effective Time has failed to occur on or before December 31, 2000, except to the extent that such failure arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c) and provided, further that either party may elect to extend the term of the Agreement until not later than March 31, 2001 if any applicable banking or insurance regulatory approvals required to be obtained to satisfy the condition set forth in Section 7.01(b) shall not have been obtained by December 31, 2000.

               (d) No Regulatory Approval. By Parent or the Company, if the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or such Governmental Authority shall have requested the permanent withdrawal of any application therefor, or any such approval shall be made subject to any condition or restriction described in the proviso to Section 7.01(b).

               (e) No Stockholder Approval. By Parent or the Company, if (i) the Requisite Company Vote is not obtained upon a vote at a duly held meeting to obtain the Requisite Company Vote, or (ii) the Parent Requisite Vote is not obtained upon a vote at a duly held meeting to obtain the Parent Requisite Vote.

               (f) Failure to Recommend, Etc. By Parent, if at any time prior to the Company Stockholders Meeting, the Company's Board of Directors shall have failed to make its recommendation referred to in Section 6.04, withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of Parent.

               (g) Acquisition Proposal. By Parent, if the Company or its Board of Directors shall take any of the actions described in clause (iii) of the proviso to Section 6.07(a).

               8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this
Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 8.03 and 9.01 and (b) that termination will not relieve a breaching party from liability for any knowing breach of this Agreement.

               8.03 Termination Fee. (a) The Company agrees to pay to Parent a cash fee of $370,000,000 :

                       (i) if this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(c) or 8.01(e)(i) and, prior to the time of such termination, in the case of Section 8.01(c), or prior to the time of the vote at a duly held meeting to obtain the Requisite Company Vote, in the case of Section 8.01(e)(i), an Acquisition Proposal shall have been made to the Company or its stockholders or shall have been made publicly known, and concurrently with such termination or within fifteen months after such termination, either

                       (x) the Company shall have entered into an agreement to engage in an Acquisition Transaction or an Acquisition Transaction shall have occurred, or

                       (y) the Board of Directors of the Company shall have authorized, recommended or approved an Acquisition Transaction or shall have publicly announced an intention to authorize, recommend or approve an Acquisition Transaction; or

                       (ii) if this Agreement is terminated by Parent pursuant to Section 8.01(g) (any of the events set forth in clause (i) or (ii) above of this Section 8.03(a), a "Fee Trigger Event").

               (b) If this Agreement is terminated by Parent pursuant to Section 8.01(f), then (i) the Company shall pay to Parent $125,000,000 and (ii) if concurrently with such termination or within fifteen months after such termination any of the events referred to in clause (x) or (y) of Section 8.03(a)(i) occurs, then the Company shall, in addition to the payment under clause (i) above, pay to Parent $245,000,000.

               (c) Any payment required to be made under paragraphs (a) or (b) above shall be payable, without setoff, by wire transfer in immediately available funds, to an account specified by Parent not later than (i) in the case of a payment as a result of any event referred to in Section 8.03(a)(i)(x) or (y) or 8.03(b)(ii), upon the first to occur of such events or (ii) in the case of a termination for any event referred to in Section 8.03(a)(ii) or 8.03(b)(i), within three Business Days following such termination. Notwithstanding anything in this Agreement to the contrary, in no event shall the amounts payable under this Section 8.03 exceed $370,000,000 in the aggregate.

               (d) The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.03, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 8.03, the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on any amount due pursuant to this Section 8.03 from the date such amount became payable until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus two (2) percent.


                                   ARTICLE IX

                                  MISCELLANEOUS

               9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time or termination of this Agreement; provided, however, that (a) the agreements of the parties contained in Article III, Section 6.06(c) and in this Article IX shall survive the Effective Time and (b) the agreements of the parties contained in Sections 8.02 and 8.03 and in this Article IX shall survive the termination of this Agreement.

               9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefitted by the provision in a writing signed by such party, or (b) amended or modified at any time, by an agreement in writing between the parties hereto and executed in the same manner as this Agreement, except that, after adoption of this Agreement by the stockholders of the Company, no amendment may be made which under applicable law would require further approval of such stockholders without obtaining such required further approval.

               9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

               9.04 Governing Law and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware. The parties hereby irrevocably submit to the jurisdiction of the Federal courts of the United States of America and the state courts of the State of Delaware, in each case located in the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware Federal or state court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute.

               9.05 Expenses. Whether or not the Merger is consummated, each party hereto will bear all expenses incurred by it in connection with this Agreement, and the transactions contemplated hereby, except that each of the Company and Parent shall each bear one-half of the costs and expenses of filing, printing and distributing the Form F-4, the Company Proxy Statement, the Parent Documents and related documents.

               9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or telecopied (with confirmation), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

        If to the Company, to:

        Paine Webber Group Inc.
        1285 Avenue of the Americas
        New York, NY 10019
        Attention: Regina A. Dolan
                   Senior Vice President and
                   Chief Administrative Officer
        Facsimile: (212) 713-6048

                With a copy to:

        Peter S. Wilson, Esq.
        Cravath, Swaine & Moore
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York 10019
        Facsimile: (212) 474-3700

        If to Parent or the Merger Subsidiary, to:

        UBS AG
        Bahnhofstrasse 45
        Zurich, Switzerland

        Attention: Luqman Arnold
        Facsimile: 41-1-234-3700

                With a copy to:

        H. Rodgin Cohen, Esq.
        James C. Morphy, Esq.
        Sullivan & Cromwell
        125 Broad Street
        New York, New York 10004
        Facsimile: (212) 558-3588

               9.07 Entire Understanding; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement and the documents referred to herein and therein represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and such agreements supersede any and all other oral or written agreements heretofore made. Except for Section 6.11, insofar as such Section expressly provides certain rights to the Indemnified Parties named therein, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

               9.08 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

               9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part (except by operation of law), by any of the parties hereto without the prior written consent of each other party hereto, except that Parent and the Merger Subsidiary may assign or delegate in their sole discretion any or all of their rights, interests or obligations under this Agreement to any, direct or indirect, wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of any of its obligations hereunder, and proviso (ii) and (iii) of Section 2.04 shall apply to such assignment. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

               9.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

               9.11 Interpretation. When a reference is made in this Agreement to a Recital, Section, Exhibit or Schedule, such reference shall be to a Recital or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation".

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.


                                        PAINE WEBBER GROUP INC.


                                        By:        /s/ Donald B. Marron
                                                --------------------------------
                                                Name:  Donald B. Marron
                                                Title: Chairman and
                                                       Chief Executive Officer


                                        UBS AG


                                        By:        /s/ Marcel Ospel
                                                --------------------------------
                                                Name:  Marcel Ospel
                                                Title: Chairman and
                                                       Chief Executive Officer


                                        By:        /s/ Luqman Arnold
                                                --------------------------------
                                                Name:  Luqman Arnold
                                                Title: Chief Financial Officer


                                        NEPTUNE MERGER SUBSIDIARY, INC.


                                        By:        /s/ John Costas
                                                --------------------------------
                                                Name:  John Costas
                                                Title: President